Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

among

INPUT, INC.,

DELTEK, INC.,

DELTEK HOLDINGS, LLC

and

PETER A. CUNNINGHAM,

as Stockholders’ Representative

September 24, 2010

-i-

(continued)

-ii-

(continued)

-iii-

(continued)

Appendices

Appendix A	Reference Balance Sheet
Appendix B	Modified GAAP

Exhibits

Exhibit A	Certificate of Incorporation of the Surviving Corporation
Exhibit B	Bylaws of the Surviving Corporation
Exhibit C	Stockholder Escrow Agreement
Exhibit D	Form of Letter of Transmittal
Exhibit E	Form of Noncompete and Noncompetition Agreement
Exhibit F	Form of Advisory Agreement
Exhibit G	Form of Resignation

-iv-

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of September 24, 2010 among (i) INPUT, Inc., a Delaware corporation (the “Company”); (ii) Deltek, Inc., a Delaware corporation (“Parent”); (iii) Deltek Holdings, LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“Merger Sub”); and (iv) Peter A. Cunningham, solely in his capacity as the Stockholders’ Representative. The Company, Parent and Merger Sub are referred to herein collectively as the “Parties” and individually as a “Party”.

WHEREAS, the respective boards of directors of each of the Company and Parent and the sole member of Merger Sub have, by resolutions duly adopted, declared that the merger of Merger Sub with and into the Company upon the terms and subject to the conditions set forth herein (the “Merger”) and the other Transactions are advisable and have approved this Agreement; and

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE 1

THE MERGER

Section 1.01 The Merger. At the Effective Time (as defined in Section 1.02) and subject to and upon the terms and conditions of this Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”) and the Delaware Limited Liability Company Act (the “DLLCA”), (i) Merger Sub shall merge with and into the Company, and the separate corporate existence of Merger Sub shall thereupon cease, (ii) the Company shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Corporation”) and shall continue to be governed by Applicable Law of the State of Delaware as a wholly owned Subsidiary of Parent, and (iii) the separate corporate existence of the Company with all of its assets, property rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger, as provided in this Article 1.

Section 1.02 Effective Time. Subject to the provisions of this Agreement, on the Closing Date, the Parties shall cause the Merger to be consummated by filing a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with, the relevant provisions of the DGCL and the DLLCA (the date and time of acceptance by the Secretary of State of the State of Delaware of such filing, or, if another date and time is specified in such filing, such specified date and time, being the “Effective Time”).

Section 1.03 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the DGCL and the DLLCA. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, except as otherwise provided herein, all of the property, assets, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all of the debts, liabilities, duties and obligations of the Company and Merger Sub shall become the debts, liabilities, duties and obligations of the Surviving Corporation.

Section 1.04 Certificate of Incorporation; Bylaws.

(a) At the Effective Time, the Company shall amend the Company Charter so as to be in the form attached hereto as Exhibit A and, as so amended, such certificate of incorporation shall be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided therein or by the DGCL.

(b) At the Effective Time and until thereafter amended as provided therein, in the Surviving Corporation’s certificate of incorporation or by the DGCL, the bylaws of the Company shall be amended and restated so as to be in the form attached hereto as Exhibit B.

Section 1.05 Directors and Officers. The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation. The officers of Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

Section 1.06 Effect of Merger on Capital Stock.

(a) The term “Merger Consideration” shall mean (i) Sixty Million Dollars ($60,000,000), as adjusted pursuant to Section 1.09, less (ii) any Indebtedness which the Company has not satisfied from its cash and cash equivalents prior to the Closing, and plus (iii) the Aggregate Exercise Price.

(b) Subject to the terms and conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the holder of any shares of Company Common Stock, or the holder of any options, warrants or other rights to acquire or receive shares of Company Common Stock, subject to the provisions of this Article 1, the following shall occur:

(i) Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than any shares of Company Common Stock to be canceled pursuant to Section 1.06(b)(ii) and any Dissenting Shares as defined in and to the extent provided in Section 1.06(c)) shall automatically cease to be outstanding and shall be canceled and retired and shall cease to exist, and each holder of any shares of Company Common Stock shall cease to have any rights with respect thereto, except (A) the right to receive, in accordance with this Section 1.06(b), an amount in cash equal to the Pro Rata Closing Amount, plus (B) the right to receive in accordance with the Stockholder Escrow Agreement an amount in cash equal to the Pro Rata Indemnity Escrow Amount, if any, plus (C) the right to receive in accordance with the Stockholder Escrow Agreement an amount in cash equal to the Pro Rata Working Capital Escrow Amount, if any, plus (D) the right to receive in accordance with the

Stockholders’ Representative Escrow Agreement an amount in cash equal to the Pro Rata Stockholders’ Representative Escrow Amount, if any. Subject to the terms and conditions hereof, the Pro Rata Closing Amount shall be paid by Parent to each holder of record of a share of Company Common Stock as of the Effective Time (each, a “Company Stockholder”) on the Closing Date (subject to compliance with Section 1.10) in cash by delivery to such Company Stockholder of immediately available funds and as set forth in the Flow of Funds Memorandum. The Pro Rata Indemnity Escrow Amount, the Pro Rata Working Capital Escrow Amount and the Pro Rata Stockholders’ Representative Amount (in each case, if any) shall be distributed by the Escrow Agent to the Company Stockholders in accordance with the Stockholder Escrow Agreement or the Stockholders’ Representative Escrow Agreement, as applicable, and as set forth in the Flow of Funds Memorandum.

(ii) Each share of Company Common Stock, if any, held by the Company as treasury stock or owned by Parent or Merger Sub, in each case immediately prior to the Effective Time, shall be canceled and extinguished without any conversion thereof, and no payment or distribution shall be made with respect thereto.

(iii) Each unit of limited liability company interest of Merger Sub issued and outstanding immediately prior to the Effective Time shall be automatically converted into one (1) validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation, and all such shares, as converted, shall thereafter constitute all of the issued and outstanding capital stock of the Surviving Corporation.

(c) Notwithstanding anything to the contrary herein, shares of Company Common Stock issued and outstanding immediately prior to the Effective Time and held by a Company Stockholder who is entitled to and has properly exercised and perfected appraisal rights pursuant to Section 262 of the DGCL (collectively, the “Dissenting Shares”) shall not be converted as of the Effective Time into the right to receive cash in accordance with this Section 1.06, but instead shall have such rights as may be available under the DGCL. At the Effective Time, all Dissenting Shares shall no longer be outstanding and shall be cancelled and each holder of Dissenting Shares shall cease to have any rights with respect thereto, except the right to receive the fair value of such Dissenting Shares in accordance with Section 262 of the DGCL; provided, however, that if any such Company Stockholder shall have failed to perfect or shall effectively withdraw or lose its right to appraisal and payment under the DGCL, or a court of competent jurisdiction shall determine that such Company Stockholder is not entitled to the relief provided by Section 262, such Company Stockholder’s shares of Company Common Stock shall thereupon be deemed to have been converted as of the Effective Time into the right to receive (upon the surrender of the certificate or certificates representing such shares) cash in accordance with this Section 1.06 and such shares of Company Common Stock shall no longer be Dissenting Shares. The Company shall give Parent prompt notice of all written demands received by the Company for appraisal rights. The Company shall not, except with the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), make any payment with respect to, or settle or offer to settle, any such demands.

Section 1.07 Options. Prior to the Effective Time, the board of directors of the Company (or, if appropriate, any committee thereof) shall adopt appropriate resolutions and take all other actions necessary to (i) provide for the cancellation of all outstanding, unexercised and unexpired stock options or similar Rights, whether vested or unvested, to purchase Company Common Stock (each, an “Option”) granted under the Company’s 2004 Stock Option Plan and the Company’s 2009 Common Stock Incentive Plan, in each case as amended (together, the “Option Plans”), effective at the Effective Time, without any payment therefor except as otherwise provided in this Section 1.07 and (ii) terminate the Option Plans as of the Effective Time. Each In the Money Option, to the extent unexercised as of the Effective Time, shall thereafter no longer be exercisable but shall entitle the holder thereof, in cancellation and settlement therefor, to a cash payment (the “Option Payment”) equal to (x) the amount of the excess (if any) of (A) the Pro Rata Fully Diluted Amount minus (B) the exercise price per share of Company Common Stock subject to such Option, multiplied by (y) the total number of shares of Company Common Stock subject to such Option immediately prior to its cancellation (such payment to be net of Withholdings, if any, and without interest). The entire Option Payment shall be payable at the same time, in the same manner, and subject to the same conditions under which the Company Stockholders receive the Pro Rata Closing Amount. At the Closing, Parent shall deliver to the Company the aggregate amount of the Option Payments and the Company shall pay, or arrange for the Company’s payroll processor to pay, to each Company Option Holder, subject to any applicable Withholdings, the Option Payment due under this Section 1.07 with respect to such Option. Neither the amount delivered by Parent to the Company for payment of the Option Payments nor the Company’s obligation to make the Option Payments on behalf of Parent shall be taken into account in determining the Estimated Net Working Capital or the Closing Net Working Capital.

Section 1.08 Escrows.

(a) On the Closing Date, the Company, Parent and Branch Banking and Trust Company (the “Escrow Agent”) shall enter into an escrow agreement in the form attached hereto as Exhibit C (the “Stockholder Escrow Agreement”). On the Closing Date and immediately prior to the Closing, Parent shall deposit (i) Four Hundred Thousand Dollars ($400,000) of the Stockholder Consideration (the “Working Capital Escrow Deposit”) and (ii) Six Million Dollars ($6,000,000) of the Stockholder Consideration (the “Indemnity Escrow Deposit” and, together with the Working Capital Escrow Deposit, the “General Escrow Deposit”) into escrow pursuant to the terms of the Stockholder Escrow Agreement.

(b) On the Closing Date, the Company and the Escrow Agent shall enter into an escrow agreement (the “Stockholders’ Representative Escrow Agreement”). On the Closing Date and immediately prior to the Closing, Parent shall deposit Two Hundred Fifty Thousand Dollars ($250,000) of the Stockholder Consideration (the “Stockholders’ Representative Escrow Deposit” and, together with the General Escrow Deposit, the “Escrow Deposits”) into escrow pursuant to the terms of the Stockholders’ Representative Escrow Agreement.

Section 1.09 Working Capital Adjustments; Flow of Funds.

(a) Estimated Net Working Capital Adjustment. Prior to 5:00 p.m. Eastern Time on September 27, 2010, the Company shall deliver to Parent a pro forma balance sheet of the Company together with a statement setting forth an estimate of the Closing Net Working Capital as of the Closing Date (the “Statement of Estimated Net Working Capital”) prepared in accordance with Modified GAAP and the reference pro forma balance sheet set forth on

Appendix A (including any adjustments set forth therein) (such estimate, the “Estimated Net Working Capital”). The Statement of Estimated Net Working Capital shall be subject to Parent’s review and approval (such approval not to be unreasonably withheld, conditioned or delayed). To the extent that the Estimated Net Working Capital is greater than the Target Net Working Capital, the Merger Consideration shall be increased by increasing the Closing Amount by such amount. To the extent that the Estimated Net Working Capital is less than the Target Net Working Capital, the Merger Consideration shall be decreased by decreasing the Closing Amount by such amount.

(b) At least two (2) Business Days prior to the Closing, the Parties shall agree upon a flow of funds memorandum (the “Flow of Funds Memorandum”) setting forth all payments required to be made by or on behalf of all Parties at the Closing, including for each such payment identification of the payor, the payee, the amount and the wire transfer information.

(c) Closing Net Working Capital Adjustment.

(i) Within ninety (90) days after the Closing Date, Parent shall prepare and deliver to the Stockholders’ Representative a pro forma balance sheet of the Company together with a statement of the Closing Net Working Capital (the “Statement of Closing Net Working Capital”) and a copy of all work papers relating primarily to the preparation of the Statement of Closing Net Working Capital. The Statement of Closing Net Working Capital shall be based upon the books and records of the Company and shall be prepared on a basis consistent with the methodology to be employed in the calculation of the Estimated Net Working Capital pursuant to Section 1.09(a). The Stockholders’ Representative, and any accountants or advisors retained by the Stockholders’ Representative, shall be permitted reasonable access to the books and records of the Company and to the personnel familiar with the preparation of the Statement of Closing Net Working Capital for the purpose of reviewing the Statement of Closing Net Working Capital.

(ii) The Statement of Closing Net Working Capital shall be final and binding on the Parties unless the Stockholders’ Representative shall, within thirty (30) days after the delivery of the Statement of Closing Net Working Capital, deliver to Parent written notice of any disagreement with the Statement of Closing Net Working Capital, which notice shall describe the nature of any such disagreement and the proposed calculation of Closing Net Working Capital. Failure to give such timely objection notice (or written notification from the Stockholders’ Representative that it has no such objection) shall constitute acceptance and approval of the Statement of Closing Net Working Capital and the Statement of Closing Net Working Capital shall be final and binding upon the Parties. If the Stockholders’ Representative raises any objections within the aforesaid thirty (30) day period, then the Stockholders’ Representative and Parent shall in good faith attempt to resolve the disputed matter. If the Stockholders’ Representative and Parent are unable to resolve all disagreements within thirty (30) days after receipt by Parent of a written notice of disagreement, then, within ten (10) days thereafter, the Stockholders’ Representative and Parent shall jointly select an arbiter from a nationally recognized independent public accounting firm that is not the independent auditor of any of Parent or the Company or their Affiliates or any firm that has provided services to Parent or the Company since December 31, 2007. If Parent and the Stockholders’ Representative are

unable to select an arbiter within such time period, the American Arbitration Association shall make such selection (the Person so selected to be referred to herein as the “Accounting Arbitrator”).

(iii) The Accounting Arbitrator shall consider only those matters set forth in the Statement of Closing Net Working Capital upon which Parent and the Stockholders’ Representative have disagreed and shall be required to resolve the matters in accordance with the terms and provisions of this Agreement. In submitting a dispute to the Accounting Arbitrator, each of Parent and the Stockholders’ Representative shall concurrently furnish, at its own respective expense, to the Accounting Arbitrator and the other Party (or the Stockholders’ Representative, as the case may be) such documents and information as the Accounting Arbitrator may reasonably request. Each of Parent and the Stockholders’ Representative may also furnish to the Accounting Arbitrator such other information and documents as it deems relevant, with copies of such submission and all such documents and information being concurrently given to the other Party (or the Stockholders’ Representative, as the case may be). Neither Parent nor the Stockholders’ Representative shall have or conduct any communication with the Accounting Arbitrator without the other Party’s (or the Stockholders’ Representative’s, as the case may be) either being present or receiving a concurrent copy of any written or email communication. The Accounting Arbitrator may conduct a conference concerning the objections of, and disagreements between, the Stockholders’ Representative and Parent, at which conference each of Parent and the Stockholders’ Representative shall have the right to (i) present its documents, materials and other evidence (previously provided to the Accounting Arbitrator and the other Party (or to the Stockholders’ Representative, as the case may be)), and (ii) have present its advisors, accountants, counsel and other representatives.

(iv) The Accounting Arbitrator shall resolve each item of disagreement based solely on the presentations and supporting material provided by Parent and the Stockholders’ Representative and not pursuant to any independent review (the foregoing, however, shall not preclude the Accounting Arbitrator from determining proper application of Modified GAAP with respect to the subject matter of the objections and disagreement between Parent and the Stockholders’ Representative). The Accounting Arbitrator shall issue a detailed written report that sets forth the resolution of all items in dispute and that contains a final Statement of Closing Net Working Capital. Such report shall be final and binding upon the Parties and the Stockholders’ Representative. The fees and expenses of the Accounting Arbitrator incurred in connection with the determination of the disputed items by the Accounting Arbitrator shall be borne by the Company Stockholders on a pro rata basis and Parent in an amount proportionate to the dollar amount contested and not awarded to such Party as a percentage of the total dollar amount contested by the Parties (or the Stockholders’ Representative, as the case may be), as determined by the Accounting Arbitrator; provided, however, Parent shall have the right to have the Company Stockholders’ portion of the fees and expenses of the Accounting Arbitrator paid from the Indemnity Escrow Deposit, and if Parent elects to have such fees and expenses paid from the Indemnity Escrow Deposit, then the Stockholders’ Representative and Parent shall send joint written instructions to the Escrow Agent instructing the Escrow Agent to distribute such fees and expenses to the Accounting Arbitrator. Parent, the Company and the Stockholders’ Representative shall cooperate fully with the Accounting Arbitrator and respond on a timely basis to all requests for information or access to documents or personnel made by the Accounting Arbitrator or by other Parties or the Stockholders’ Representative, all with the intent to fairly and in good faith resolve all disputes relating to the Statement of Closing Net Working Capital as promptly as reasonably practicable.

(v) If the amount representing Closing Net Working Capital as reflected in the Statement of Closing Net Working Capital as finally determined in accordance with this Section 1.09 is at least One Hundred Thousand Dollars ($100,000) less than the Estimated Net Working Capital, the Merger Consideration shall be decreased on a dollar-for-dollar basis by the amount of such shortfall (but only to the extent that such decrease exceeds such One Hundred Thousand Dollar ($100,000) amount). If the amount representing Closing Net Working Capital as reflected in the Statement of Closing Net Working Capital as finally determined in accordance with this Section 1.09 is at least One Hundred Thousand Dollars ($100,000) greater than the Estimated Net Working Capital, the Merger Consideration shall be increased on a dollar-for-dollar basis by the amount of such excess (but only to the extent that such increase exceeds such One Hundred Thousand Dollar ($100,000) amount).

(vi) If any adjustment under this Section 1.09 results in an aggregate increase in the Merger Consideration, within five (5) Business Days after the final determination of the Closing Net Working Capital (i) Parent shall remit to the Escrow Agent the amount of such increase in immediately available funds and (ii) the Stockholders’ Representative and Parent shall send joint written instructions to the Escrow Agent instructing the Escrow Agent to distribute the Working Capital Escrow Deposit (and all interest or other income attributable to and arising from the investment of such amounts) to the Company Stockholders pursuant to Section 1.06(b)(i) and the Stockholder Escrow Agreement. Conversely, if any adjustment under this Section 1.09 results in an aggregate reduction in the Merger Consideration, the Stockholders’ Representative and Parent shall send, within five (5) Business Days after the final determination of the Closing Net Working Capital, joint written instructions to the Escrow Agent, instructing the Escrow Agent to distribute to Parent the amount of such reduction from the Working Capital Escrow Deposit and to release the remainder, if any, of the Working Capital Escrow Deposit (and all interest or other income attributable to and arising from the investment of such amounts) to the Company Stockholders pursuant to Section 1.06(b)(i) and the Stockholder Escrow Agreement.

Section 1.10 Surrender of Certificates.

(a) Exchange Procedures. If (1) at least three (3) Business Days prior to the Closing Date, Parent has received the following from any Company Stockholder of a certificate or certificates that immediately prior to the Effective Time represent outstanding shares of Company Common Stock to be exchanged pursuant to Section 1.06 (the “Certificates”): (x) a photocopy or facsimile of such Certificate or Certificates, (y) a photocopy or facsimile of a letter of transmittal substantially in the form attached hereto as Exhibit D (the “Letter of Transmittal”), duly completed and validly executed in accordance with the instructions thereto, and (z) a photocopy or facsimile of such other documents as may be reasonably required pursuant to the instructions set forth in the Letter of Transmittal, and (2) in connection with the Closing, Parent receives an original Certificate or Certificates, a duly executed Letter of Transmittal, and such other documents as may be reasonably required pursuant to the instructions in the Letter of Transmittal, then in accordance with such Letter of Transmittal Parent shall deliver to such Company Stockholder in exchange therefor the applicable Merger Consideration in accordance with the terms hereof, and the Certificate so surrendered shall forthwith be canceled. If Parent has received such materials from any such Company Stockholder later than three (3) Business Days prior to the Closing Date, then Parent shall deliver to such Company Stockholder in exchange therefor the applicable Merger Consideration no later than three (3) Business Days after such receipt or three (3) Business Days after the date on which such Merger Consideration is otherwise due hereunder in accordance with the terms hereof, whichever is later. No interest shall be paid or accrued on any Merger Consideration. Until so surrendered, each Certificate shall, after the Effective Time, represent for all purposes only the right to receive the applicable Merger Consideration in respect of the shares of Company Common Stock represented by such Certificate. Any holder of Company Common Stock who has not complied with this Article 1 shall be entitled to look only to Parent (subject to abandoned property, escheat or other similar Applicable Law) as a general creditor thereof with respect to the applicable Merger Consideration payable in respect of such shares of Company Common Stock, without any interest thereon.

(b) No Liability. Notwithstanding anything to the contrary in this Agreement, none of Parent, Merger Sub or the Surviving Corporation shall be liable to a holder of a Certificate or Option for any applicable Merger Consideration or any other amount due that was properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Applicable Law.

(c) Withholding of Tax. Parent will be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Company Common Stock such amounts as Parent (or any Affiliate thereof) is required to deduct and withhold with respect to the making of such payment under the Code or any provision of federal, state, local or foreign Applicable Law relating to Tax. To the extent that amounts are so withheld by Parent and paid over to the proper Taxing Authority for the benefit of the holder with respect to which the amount was withheld, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the holder of Company Common Stock in respect of whom such deduction and withholding were made by Parent.

(d) Lost, Stolen or Destroyed Certificates. In the event that any Certificates shall have been lost, stolen or destroyed, Parent shall issue or pay, in exchange for the right to such lost, stolen or destroyed Certificates, the applicable Merger Consideration to the Person claiming such Certificate to be lost, stolen or destroyed, upon the making of an affidavit of such fact by such Person and, if required by Parent, an indemnity contract in such form as Parent or the Surviving Corporation may reasonably request, in each case, as an indemnity against any claim that may be made against it with respect to such Certificate.

(e) Further Ownership Rights in Company Stock. The applicable Merger Consideration issued upon the surrender for exchange of Company Common Stock in accordance with the terms of this Article 1 shall be deemed to have been issued in full satisfaction of all rights pertaining to such Company Common Stock. At the Effective Time, the stock transfer books of the Company shall be closed, and thereafter there shall be no further registration or transfers of shares of Company Common Stock on the records of the Surviving Corporation.

Section 1.11 Further Action. If at any time after the Effective Time the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments or assurances or any other acts or things are necessary, desirable or proper (i) to vest, perfect or confirm, of record or otherwise, in the Surviving Corporation its right, title or interest in, to or under any of the rights, privileges, powers, franchises, properties or assets of either the Company or Merger Sub, or (ii) otherwise to carry out the purposes of this Agreement, the Surviving Corporation and its proper officers and directors or their designees shall be authorized to execute and deliver, in the name and on behalf of either the Company or Merger Sub, all such deeds, bills of sale, assignments and assurances and do, in the name and on behalf of the Company or Merger Sub, all such other acts and things necessary, desirable or proper to vest, perfect or confirm its rights, title or interest in, to or under any of the rights, privileges, powers, franchises, properties or assets of the Company or Merger Sub, as applicable, and otherwise to carry out the purposes of this Agreement.

ARTICLE 2

CLOSING; STOCKHOLDERS’ REPRESENTATIVE

Section 2.01 Time and Place of the Closing. The closing of the Transactions (the “Closing”) shall take place at the offices of Morrison & Foerster LLP, 1650 Tysons Boulevard, Suite 400, McLean, Virginia 22102, as soon as practicable following the satisfaction or waiver of the conditions set forth in Article 7 and in any event within three (3) Business Days thereafter, or on such other date as the Company and Parent may mutually agree in writing and may be effected by e-mail with exchange of original signatures by overnight courier; provided, however, in no event shall the Closing take place prior to October 1, 2010.

Section 2.02 Deliveries. At the time of the Closing, (a) the Company shall deliver to Parent the various certificates, instruments and documents referred to in Section 7.02, and (b) Parent and Merger Sub shall deliver to the Company the various certificates, instruments and documents referred to in Section 7.03.

Section 2.03 Stockholders’ Representative.

(a) Each stockholder of the Company, by virtue of the adoption of this Agreement and approval of the Merger by the holders of Company Common Stock (regardless of whether or not all such stockholders vote in favor of or consent to the adoption of this Agreement and approval of the Merger and the other Transactions, and regardless of whether at a meeting or in an action by written consent in lieu thereof), designates Peter Cunningham as his, her or its representative (the “Stockholders’ Representative”), for purposes of this Agreement. The holders of Company Common Stock and their respective successors shall be deemed to have approved, and shall be bound by, any and all actions taken by the Stockholders’ Representative on their behalf under or otherwise relating to this Agreement and the Transactions as if such actions were expressly ratified and confirmed by each of them and no holder of Company Common Stock shall have right to object, dissent, protest or otherwise contest the same. In the event that the Stockholders’ Representative is unable or unwilling to serve or shall resign, a successor Stockholders’ Representative shall be selected by the holders of a majority of the shares of Company Common Stock outstanding immediately prior to the Closing. In the event of a notice of proposed resignation, or any death, disability or other replacement of the Stockholders’ Representative, a successor shall be appointed effective immediately thereafter (and, in the case of death of the Stockholders’ Representative, the executor or other representative of the Stockholders’ Representative’s estate shall be deemed to be the successor); and Parent shall be notified promptly of such appointment by the successor Stockholders’ Representative. No resignation, nor any other replacement, of any Stockholders’ Representative is effective against Parent or Merger Sub until selection of a successor and written notice to Parent of such selection. Each successor Stockholders’ Representative shall have all the power, rights, authority and privileges hereby conferred upon the predecessor Stockholders’ Representative.

(b) All communications or writings to be sent to the holders of Company Common Stock pursuant to this Agreement may be addressed to the Stockholders’ Representative. Each stockholder of the Company, by virtue of the adoption of this Agreement and approval of the Merger by the holders of Company Common Stock (regardless of whether or not all such stockholders vote in favor of or consent to the adoption of this Agreement and approval of the Merger and the other Transactions, and regardless of whether at a meeting or in an action by written consent in lieu thereof) consents and agrees that the Stockholders’ Representative is authorized to give and accept deliveries, including any notice, on behalf of each holder of Company Common Stock pursuant hereto.

(c) The Stockholders’ Representative is hereby appointed and constituted the true and lawful attorney-in-fact of each holder of Company Common Stock, with full power of substitution in such holder’s name and on such holder’s behalf to act according to the terms of this Agreement and the other documents contemplated hereby in the absolute discretion of the Stockholders’ Representative; and in general to do all things and to perform all acts, including executing and delivering all agreements, certificates, receipts, instructions, notices and other instruments contemplated by or deemed advisable in connection with this Agreement, including Article 9 hereof and the Ancillary Documents. This power of attorney and all authority hereby conferred is granted subject to the interest of the other holders of Company Common Stock hereunder and in consideration of the mutual covenants and agreements made herein, and shall be irrevocable and shall not be terminated by any act of any holder of Company Common Stock, by operation of law, by such holder’s death or disability or by any other event.

(d) Without limiting the generality of Section 2.03(a) or 2.03(c), the Stockholders’ Representative is hereby authorized to have full power and authority to interpret all the terms and provisions of any Ancillary Document and to consent to any amendment hereof or thereof on behalf of each of the holders of the Company Common Stock in his capacity as the Stockholders’ Representative.

(e) The Stockholders’ Representative shall be entitled to receive advances or reimbursement for any and all reasonable expenses, charges, liabilities and debts, including reasonable attorneys’ fees, incurred by the Stockholders’ Representative in the performance and discharge of its rights and obligations hereunder. The Stockholders’ Representative shall be entitled to collect such advances or reimbursement in cash from the Stockholders’ Representative Escrow Deposit pursuant hereto and pursuant to the Stockholders’ Representative Escrow Agreement. On the first Business Day after the date that is twelve (12) months after the Closing

Date, the portion of the Stockholders’ Representative Escrow Deposit remaining in escrow on such date shall be disbursed by the Escrow Agent to the Company Stockholders pursuant to the terms of the Stockholders’ Representative Escrow Agreement; provided, however, that the Stockholders’ Representative shall have the right in his sole discretion to extend such disbursement date to a later date by providing written notice to the Escrow Agent prior to such date (during which extended period the Stockholders’ Representative will continue to be entitled to collect advances and reimbursements in cash from the Stockholders’ Representative Escrow Deposit pursuant hereto and pursuant to the Stockholders’ Representative Escrow Agreement).

(f) By virtue of adoption of this Agreement and approval of the Merger and the other Transactions by the Company Stockholders, each Company Stockholder shall be deemed to have released the Stockholders’ Representative from, and agreed to indemnify the Stockholders’ Representative against, liability for any action taken or not taken by the Stockholders’ Representative in its capacity as Stockholders’ Representative, except for the liability of the Stockholders’ Representative to a Company Stockholder for loss that such Company Stockholder suffers from fraud committed by the Stockholders’ Representative in carrying out its duties hereunder.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure schedules delivered by the Company to Parent on the date hereof (the “Company Disclosure Schedules”) and subject to Section 11.04, the Company represents and warrants as of the date hereof and as of the Closing Date (except to the extent that a representation, warranty or Company Disclosure Schedule expressly states that it is made as of a specific date) to Parent as follows:

Section 3.01 Existence and Power. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. The Company has all requisite power and authority to own, lease and operate the properties and assets it currently owns, leases and operates and to carry on its business in all material respects as such business is currently conducted. The Company is duly qualified to do business as a foreign corporation and is in good standing in each other jurisdiction where the transaction of its business requires such qualification, except where the lack of such qualification has not had or could not reasonably be expected to have a Material Adverse Effect on the Company. The Company has heretofore made available to Parent true and complete copies of the Company Charter and the Company Bylaws, as currently in effect.

Section 3.02 Corporate Authorization. The Company has all requisite corporate power, authority and legal right to enter into this Agreement and the Ancillary Documents to which the Company is or will become a party and, subject to approval of its stockholders, to perform its obligations under this Agreement and the other Ancillary Documents to which the Company is or will become a party and to consummate the Transactions. The board of directors of the Company has (a) authorized the execution, delivery and performance of the Merger, this Agreement and the Ancillary Documents and the consummation of the Transactions and (b) resolved to recommend approval and adoption by the stockholders of the Company of the

Merger, this Agreement and the Ancillary Documents and the consummation of the Transactions. The execution, delivery and performance by the Company of this Agreement and the Ancillary Documents to which the Company is or will become a party and the consummation by the Company of the Transactions have been duly authorized by all necessary corporate action on the part of the Company, subject to (i) approval and adoption of this Agreement by the holders of the Company Common Stock as required by the DGCL, and (ii) the filing of the Certificate of Merger as required by the DGCL. Assuming the due authorization, execution and delivery of this Agreement by each Party (other than the Company and the Stockholders’ Representative), this Agreement constitutes the legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Applicable Laws affecting the enforcement of creditors’ rights in general and general principles of equity.

Section 3.03 Noncontravention. Except as set forth in Schedule 3.03 of the Company Disclosure Schedules, assuming that all filings, registrations, Permits, authorizations, consents and approvals contemplated by Section 3.04 have been duly made or obtained, as applicable, neither the execution and delivery by the Company of this Agreement or any Ancillary Document to which it is a party, nor the consummation by the Company of the Transactions, (i) violate or conflict with any provision of the Company Charter or the Company Bylaws or (ii) violate any material legal requirement to which the Company is subject, (iii) result in a breach of, constitute a default under or give rise to a right of termination of or require consent under the terms of any Material Contract, or (iv) result in the creation of any Encumbrance upon any of the Company’s material assets or properties.

Section 3.04 Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and any Ancillary Documents to which it is a party and the consummation by the Company of the Transactions require no notice to, authorization from, action by or in respect of, or filing with, any Governmental Body, other than (i) compliance with any applicable requirements of any applicable securities laws, whether federal, state or foreign, and (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business.

Section 3.05 Capitalization.

(a) As of the date hereof, the authorized capital stock of the Company consists of Twenty Million (20,000,000) shares of Company Common Stock, of which there are Eight Million Five Hundred Sixty-Three Thousand Five Hundred Ten (8,563,510) shares of Company Common Stock issued and outstanding. No shares of Company Common Stock are held in the treasury of the Company. All outstanding shares of Company Common Stock are duly authorized, validly issued, fully paid and nonassessable and were issued in conformity with all Applicable Laws, including federal and state securities laws, and except as set forth on Schedule 3.05(a) of the Company Disclosure Schedules, were not issued in violation of, and are not subject to, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the Company Charter or Company Bylaws or any Contract to which the Company is or was a party or by which it is or was otherwise bound. The Company does not have any outstanding bonds, debentures, notes or other obligations, the holders of which have the right to vote (or that are convertible into or exercisable for securities having the right to vote) with the Company Stockholders on any matter. Except as set forth on Schedule 3.05(a) of the Company Disclosure Schedules, there are no options, warrants or other rights (including preemptive rights) or agreements, arrangements or commitments of any character, whether or not contingent, relating to issued or unissued Company Common Stock or obligating the Company to issue, redeem, repurchase or otherwise acquire any share of Company Common Stock, or other equity interest in the Company. Schedule 3.05(a) of the Company Disclosure Schedules sets forth, as of the date hereof, each of the Company Stockholders and the number of shares of Common Stock owned by such Company Stockholder. The shares of Company Common Stock are held of record by the Company Stockholders free and clear of all Encumbrances other than Permitted Encumbrances and those imposed by Federal or state securities laws.

(b) As of the date hereof, there are (i) Three Million One Hundred Thousand (3,100,000) shares of Company Common Stock reserved for issuance under the Option Plans, of which Four Hundred Fifty Thousand (450,000) shares are subject to outstanding Options and are held in the amounts, by the persons and with the exercise prices set forth on Schedule 3.05(b), and (ii) Six Hundred Seventy-Five Thousand (675,000) shares of Company Stock that are subject to outstanding Options issued outside the Option Plans and are held in the amounts, by the persons and with the exercise prices set forth on Schedule 3.05(b). The Company has delivered to Parent true and complete copies of each stock option plan evidencing each Option. Each Option was granted in accordance with its applicable governing documents. All shares of Company Common Stock issuable upon exercise of the Options are duly authorized and reserved for issuance and will be, when issued pursuant to the terms of such Options, duly authorized, validly issued, fully paid and nonassessable.

(c) Except for the Options and as otherwise set forth on Schedule 3.05(c) of the Company Disclosure Schedules, (i) there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights that obligate the Company to give any Person a right to subscribe for or acquire, any securities of the Company, and no securities or obligations evidencing such rights are authorized, issued or outstanding; (ii) there are no Contracts relating to voting, purchase or sale of Company Common Stock (a) between or among the Company and any Company Stockholder; and (b) to the Company’s Knowledge between or among any Company Stockholders; and (iii) the Company is not a party to any voting trusts, proxies, or other stockholder, investor or similar agreements or understandings with respect to the voting, repurchase or transfer of the shares of Company Common Stock.

(d) The Company has delivered to Parent true and complete copies of all minute books and stock ledgers of the Company (and its predecessor entity) since September 30, 2005.

Section 3.06 Subsidiaries. Except as set forth on Schedule 3.06 of the Company Disclosure Schedules, the Company does not own, directly or indirectly, any shares of capital stock or other equity or ownership interests in any other Person (collectively, “Third Party Interests”). The Company has no rights to, and is not bound by any commitment or obligation to, acquire by any means, directly or indirectly, any Third Party Interests or to make any investment in, or contribution or advance to, any Person.

Section 3.07 Financial Statements.

(a) Attached to Schedule 3.07(a) of the Company Disclosure Schedules are true and correct copies of (i) the unaudited consolidated balance sheet of the Company (the “Company Balance Sheet”) as of June 30, 2010 (the “Company Balance Sheet Date”), and the related unaudited consolidated statement of income of the Company for the six (6) months ended June 30, 2010, and (ii) the audited consolidated balance sheets of the Company as of December 31, 2009 and December 31, 2008 and the related audited consolidated statements of income and cash flows of the Company, each for the years ended December 31, 2009 and December 31, 2008 (collectively, the “Company Financial Statements”).

(b) Except as indicated on Schedule 3.07(b) of the Company Disclosure Schedules or in the Company Financial Statements (including any notes thereto), (i) the audited Company Financial Statements were prepared in accordance with GAAP as of the dates or during the periods covered thereby and (ii) the audited and unaudited Company Financial Statements fairly present in all material respects the financial position of the Company as of the date thereof and the results of operations (with respect to the audited and unaudited Company Financial Statements) or cash flows (with respect to only the audited Company Financial Statements) of the Company for the periods then ended, as applicable (subject, in the case of the unaudited Company Financial Statements, to the absence of footnotes thereto and normal year-end audit adjustments).

(c) Except as indicated on Schedule 3.07(c) of the Company Disclosure Schedules, the Company (i) has no Indebtedness, (ii) is not a party to material deferred purchase price of property or services agreements or commitments (other than trade accounts payable), and (iii) is not otherwise liable for material capitalized lease obligations, material synthetic lease obligations or material sale leaseback obligations, whether secured or unsecured.

(d) The Company has established, documented, maintained, adhered to and enforced a system of internal accounting controls that is effective in providing assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP (including the Company Financial Statements). Neither the Company nor, to the Knowledge of the Company, the independent auditors of the Company has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by the Company, (ii) any fraud related to the preparation of the Financial Statements that involves the management of the Company or other service providers who have a role in the preparation of Financial Statements or the internal accounting controls utilized by the Company, or (iii) any claim or allegation regarding any of the foregoing. Except as indicated on Schedule 3.07(d) of the Company Disclosure Schedules, the Company is not party to or otherwise involved in any “off balance sheet arrangements” (as defined in Item 303 of Regulation S-K under the Exchange Act).

Section 3.08 Events Subsequent. Except as set forth in Schedule 3.08 of the Company Disclosure Schedules, since the Company Balance Sheet Date through the date hereof, (i) there has not been any Material Adverse Effect on the Company, (ii) except for the Transactions, the Company has not conducted its business, or engaged in any material transaction, outside of the Ordinary Course of Business, (iii) there has not been a default by the Company under any Material Contract or any receipt of notice of noncompliance, violation or default thereof by the Company from any Person, (iv) to the Company’s Knowledge, any default by another party under any Material Contract, and (v) the Company and its Subsidiaries have not agreed to do any of the foregoing.

Section 3.09 No Undisclosed Liabilities. Except as set forth on Schedule 3.09 of the Company Disclosure Schedules, there are no liabilities or obligations of the Company of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than liabilities or obligations (a) disclosed and provided for on the Company Balance Sheet, (b) of a nature not required by GAAP to be reflected on a balance sheet of the Company, (c) related to the future performance of any Contract, (d) incurred or arising in the Ordinary Course of Business since the Company Balance Sheet Date or in connection with the Transactions, (e) of a subject matter covered by any of the other representations and warranties set forth in this Agreement or otherwise disclosed in the Company Disclosure Schedules or (f) that will be discharged or paid in full prior to the Closing Date.

Section 3.10 Taxes.

(a) The Company has filed (or has had filed on its behalf) all Tax Returns required to have been filed by it, except for Tax Returns the non-filing of which have not had or could not reasonably be expected to have a Material Adverse Effect on the Company. The Company has not requested or obtained any extension of time within which to file any Tax Return, which Tax Return has not since been filed. All Taxes required to have been paid by the Company (whether or not shown on any Tax Return) have been paid or are currently being disputed in good faith except for Taxes the liability for which has not had or could not reasonably be expected to have a Material Adverse Effect on the Company.

(b) There is no Proceeding presently pending or Threatened with regard to any Tax matter concerning the Company that has had or could not reasonably be expected to have a Material Adverse Effect on the Company.

(c) The Company has not received a written ruling relating to any Tax, or entered into a written agreement with any Taxing Authority relating to any Tax, that would have continuing effect after the Closing Date with respect to any taxable period for which the Company has not filed a Tax Return, and there are no requests for issuance of such a ruling or agreement pending on behalf of the Company.

(d) Neither the Company, nor any Person on behalf of the Company, has waived any statute of limitations or agreed to any extension of time that has continuing effect with respect to assessment or collection of any Tax for which the Company has been held liable.

(e) The Company is not, nor has it been, a party to any Tax allocation, Tax sharing or similar agreement or arrangement the principal purpose of which is or was the allocation of Tax liabilities computed on a consolidated, combined, unitary or similar basis (a

“Group Return”) among entities that have been or will be required to compute their Tax liability by filing on such a basis. The Company (i) has not been a member of an “affiliated group” (within the meaning of Section 1504 of the Code) filing a consolidated federal income Tax Return, or included or required to be included in any other group of entities filing or required to file any other type of Group Return that would cause the Company to be liable for Taxes under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), and (ii) is not liable for Taxes of another Person having liability on the basis described in clause (i) either by Contract or by reason of being a transferee or successor of such a Person.

(f) The Company has not constituted either a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code in a distribution qualifying (or intended to qualify) under Section 355 of the Code (or so much of Section 356 as relates to Section 355), and has not been included (and is not and has not been required to be included) in a Group Return during a taxable period that included another corporation that constituted such a distribution corporation or controlled corporation during such taxable period.

(g) The Company has made available to Parent complete and accurate copies of all of the following materials: (i) all income Tax Returns filed by or with respect to the Company that relate to taxable periods ending after December 31, 2006, (ii) all examination reports relating to Taxes of the Company issued after December 31, 2006, proposing any material change to any Tax Return previously filed by the Company and (iii) all statements of Taxes assessed after December 31, 2006, against the Company in excess of amounts shown on Tax Returns filed for the relevant taxable period before such assessment.

(h) There is not currently in effect any power of attorney authorizing any Person to act on behalf of the Company, or receive information relating to the Company, with respect to any Tax matter (other than authorizations to contact Tax Return preparers included in Tax Returns).

(i) The Company has not been a beneficiary of or participated in any “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(1) that was, is, or to the Knowledge of the Company will be, required to be disclosed under Treasury Regulations Section 1.6011-4. No Tax Return filed by or on behalf of the Company for any taxable year after December 31, 2006 has contained a disclosure statement under Section 6662 of the Code (or any similar provision of Applicable Law).

(j) Since December 31, 2006, the Company has received no notice in writing from any Taxing Authority that such Taxing Authority believes that the Company was required to file any Tax Return of a type referred to in such notice that the Company has not filed for the most recent period for which such Tax Return would be due, the failure to file of which has had or could not reasonably be expected to have a Material Adverse Effect on the Company.

(k) No property of the Company is “tax-exempt use property” or “tax-exempt bond financed property” within the meaning of Section 168 of the Code, and no property of the Company directly or indirectly secures any debt the interest on which is exempt from Tax under Section 103(a) of the Code.

(l) The Company is not a party to any “safe harbor lease” within the meaning of Section 168(f)(8) of the Internal Revenue Code of 1954, as amended and in effect immediately before amendment by the Tax Equity and Fiscal Responsibility Act of 1982.

(m) No property of the Company is used predominantly outside the United States within the meaning of Section 168(g)(1)(A) of the Code.

(n) The Company has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code at any time during the preceding five (5) years.

(o) The Company has not made or agreed to make, and is not required to make, any change in method of accounting previously used by the Company in any Tax Return filed by the Company, which change in method of accounting would require the Company to make a positive adjustment to its income pursuant to Section 481(a) of the Code (or any similar provision) on any Tax Return for any taxable period for which the Company has not yet filed a Tax Return; and no application is pending with any Taxing Authority requesting permission for the Company to make any change in any method of accounting that would require such an adjustment.

(p) The Company is not a party to any joint venture, partnership or other agreement or arrangement that is treated or required to be treated as a partnership for U.S. federal income Tax purposes. The Company does not own any interest in an entity that either is treated or required to be treated as an entity disregarded as separate from its owner for U.S. federal income Tax purposes, or is an entity as to which an election pursuant to Treasury Regulations Section 301.7701-3 has been made.

(q) Within the meaning of Section 280G of the Code, except as set forth on Schedule 3.10(q) of the Company Disclosure Schedules, the Company has not made any payment, is not obligated to make any payment and is not a party to any Contract requiring it to make any payment to any Person, in each case as a result of any event connected with the Transactions, and the execution of this Agreement and the consummation of the Transactions will not constitute a triggering event that (either alone or upon the occurrence of any additional or subsequent event) will or may result in a payment that would be a parachute payment or would be nondeductible under Section 280G of the Code.

Section 3.11 Property.

(a) The Company does not own and has never owned any Real Property.

(b) Schedule 3.11(b) of the Company Disclosure Schedules lists the addresses of all Real Property leased by the Company as of the date hereof (the “Leased Real Property”) and lists each lease agreement to which the Company is a party with respect to the Leased Real Property. Schedule 3.11(b) of the Company Disclosure Schedules further identifies the Leased Real Property that is subject to a lease or sublease providing for annual base fixed rentals of at least Twenty Five Thousand Dollars ($25,000) as of the date hereof (each a “Material Lease”, and each such Leased Real Property, a “Material Leased Real Property”). The Company has made available to Parent copies of all of the Material Leases, and all written modifications, amendments and supplements thereto, which copies are true and complete in all material respects. Except as disclosed on Schedule 3.11(b) of the Company Disclosure Schedules:

(i) each of the Material Leases is valid, binding and currently in full force and effect;

(ii) no proceeding is pending or, to the Company’s Knowledge threatened, for the taking or condemnation of all or any portion of the property demised under the Leases;

(iii) the Company has good and valid leasehold interest in and to the Leased Real Property;

(iv) to the Knowledge of the Company, no material default or preemptive right by any landlord under any Material Lease, after applicable grace periods, if any, exists as of the date hereof;

(v) the Company has not received any written notice alleging a material default by the Company under any Material Lease and (A) there are no material defaults by the Company under any Material Lease that would entitle a landlord thereunder to terminate such Material Lease, and (B) to the Knowledge of the Company, no event has occurred that, through the passage of time or the giving of notice, or both, would constitute a material default by the Company under any Material Lease;

(vi) the Company is not obligated to pay any finder’s fee, leasing or brokerage commission relating to any Material Lease or upon the renewal of any Material Lease; and

(vii) no construction, alteration or other leasehold improvement work with respect to any of the Material Leases remains to be paid for or to be performed by the Company.

(c) Schedule 3.11(c) of the Company Disclosure Schedules sets forth a true, correct and complete list of all items of tangible personal property owned by the Company as of the Company Balance Sheet Date having a net book value per unit in excess of Twenty Five Thousand Dollars ($25,000); or not owned by the Company but in the possession of or used or useful in the business of the Company and having rental payments therefor in excess of Twenty Five Thousand Dollars ($25,000) per month or Twenty Five Thousand Dollars ($25,000) per year (collectively, the “Personal Property”). True, complete and correct copies of each lease with respect to any item of Personal Property leased by the Company have been provided to Parent. The Company has good title to, or a valid leasehold interest in, all of its Personal Property, free and clear of any Encumbrances, except for Permitted Encumbrances.

(d) The use, occupancy and operation of the Leased Real Property as currently used, occupied and operated by the Company does not, to the Knowledge of the Company, violate any material applicable building, zoning, subdivision or other land use or similar law, regulation or ordinance or any material Permit or other similar authorization of a Governmental Body.

(e) No representation or warranty is made in this Section 3.11 with respect to any Company Intellectual Property (which is the subject of Section 3.12).

Section 3.12 Intellectual Property.

(a) Schedule 3.12(a)(i) of the Company Disclosure Schedules lists all issued patents, registered trademarks, domain names and registered copyrights and pending applications for patents, trademarks and copyrights owned by (as opposed to licensed to) the Company (collectively, the “Company Registered Intellectual Property”); Schedule 3.12(a)(ii) of the Company Disclosure Schedules lists all agreements (“Material Inbound IP Agreements”) pursuant to which the Company has received a license or sub-license with respect to any material item of Intellectual Property (excluding any commercial off-the-shelf software products but specifically including any software licensed as “free software,” “copyleft software,” or “open source” software); and Schedule 3.12(a)(iii) of the Company Disclosure Schedules lists all agreements (“Material Outbound IP Agreements”, and, together with the Material Inbound IP Agreements, the “Material IP Agreements”) pursuant to which the Company has licensed to any Third Parties the right to use any material item of Company Registered Intellectual Property (other than customer agreements entered into in the Ordinary Course of Business). No software owned by the Company that is licensed by the Company to third parties requires the licensing or disclosure to such third parties of any Company-owned source code.

(b) Except as set forth in Schedule 3.12(b) of the Company Disclosure Schedules, (i) the Company owns or has the right to use all Intellectual Property necessary for the operation of the business of the Company as currently conducted (the “Company Intellectual Property”); (ii) to the Knowledge of the Company, no Person is infringing or misappropriating any of the Company Intellectual Property owned by the Company; (iii) to the Knowledge of the Company, none of the items of Company Intellectual Property owned by the Company has been misappropriated by the Company or is infringing upon the Intellectual Property rights of any Third Party; (iv) all patents, registered trademarks and registered copyrights owned by the Company are valid and subsisting and all maintenance and annual fees have been fully paid and all fees paid during prosecution and after issuance of any patent comprising or relating to such item have been paid in the correct entity status amounts; (v) all of the Material IP Agreements are valid and binding agreements of the Company; (vi) the Company is not in material default under any Material Inbound IP Agreement; (vii) to the Knowledge of the Company, no Third Party is in material default under any Material Outbound IP Agreement; and (viii) the Company has not received any notice of any pending Proceeding that challenges the legality, validity, enforceability or ownership of any items of Company Registered Intellectual Property. The Company has taken actions customary and reasonable in its industry to protect and preserve the confidentiality of all trade secrets and other Confidential Information of the Company except to the extent that the failure to take such actions has not had a Material Adverse Effect on the Company.

(c) Except as set forth in Schedule 3.12(c) of the Company Disclosure Schedules, (i) each employee and officer of the Company has executed a proprietary information and inventions agreement (“PIIA”) in substantially the form provided to the Parent regarding the protection of proprietary information and the assignment to Company of any intellectual property arising from services performed for Company by such persons, and (ii) all consultants and independent contractors engaged to create intellectual property for the Company have executed an agreement that is in substantially the form provided to Parent regarding the protection of proprietary information or that validly assigns to Company such intellectual property. To the Company’s Knowledge, no employee, consultant or independent contractor of Company is in material violation of any of the foregoing agreements. No current or former officer, director, stockholder, employee, consultant or independent contractor has any right, claim or interest in or with respect to any Company owned Company Intellectual Property. The Company does not believe it is or will be necessary to utilize any inventions of any of its employees made prior to or outside the scope of their employment by the Company.

(d) For all United States government customers, such government customers purchase the Company’s products and services as “commercial items” in accordance with FAR Part 12, and any rights in those products and services acquired by government customers are consistent with the Company licenses provided to commercial customers.

(e) To the Knowledge of the Company, no government funding and no facilities of a university, college or other educational institution were used in the development of the Company Intellectual Property owned by the Company.

(f) Company’s collection, retention, use and distribution of all personally identifiable information collected by the Company (i) is in compliance with the privacy policy which has been continuously posted on Company’s corporate website, (ii) complies with all applicable privacy laws and regulations, in each case, except where the failure to so comply has not had, or would not reasonably be expected to have, a Material Adverse Effect on the Company, and (iii) takes appropriate and reasonable measures to protect and maintain the confidential nature of such personally identifiable information. The consummation by the Company of the Transactions will not cause the Company to lose the right to continue to use such personally identifiable information in the conduct of its business.

Section 3.13 Material Contracts.

(a) Schedule 3.13(a) of the Company Disclosure Schedules sets forth a correct and complete list of all of the following written Contracts (including any amendment, supplement or modification thereto) to which the Company is a party (other than Material Leases) as of the date hereof: (i) any Contract the performance of which requires payment by or to the Company during the next twelve (12) months in excess of Seventy-Five Thousand Dollars ($75,000) (other than Contracts for the supply of goods or services entered into in the Ordinary Course of Business), (ii) any Contract concerning the establishment by the Company of a partnership, joint venture or similar arrangement, including any Contract between the Company, on the one hand, and any Affiliate of the Company, on the other hand, (iii) any Contract involving the sharing of revenues or profits with a value in excess of Twenty-Five Thousand Dollars ($25,000), (iv) any Contract for acquisition of capital stock or all or substantially all assets of another Person or a division thereof (whether by merger, stock or asset purchase), (v) any Contract regarding dispositions of any assets of the Company other than in the Ordinary Course of Business or with a value less than Fifty Thousand Dollars ($50,000), (vi) any Contract involving any resolution or settlement of any actual or Threatened Proceeding with a value of greater than Fifty Thousand Dollars ($50,000), (vii) any Contract that contains a provision that materially limits the freedom of the Company to compete in any line of business, to compete within any geographic area or with any Person or otherwise materially restricts the ability of the Company to solicit or hire any Person or solicit business from any Person; (viii) each Contract that contains exclusivity or “most favored nations” provisions; (ix) any Contract that is a collective bargaining Contract or providing for any employment, termination or severance arrangement of any current or former employee of the Company; (x) any Contract for services or products with a value in excess of Twenty-Five Thousand Dollars ($25,000) providing for the provision of free services or discounted pricing in excess of twenty-five percent (25%) off the Company’s pricing policies stated on the price list in effect when such customer order was received by the Company; or (xi) each Contract relating to any Indebtedness or guarantees thereof. The Contracts listed in Schedule 3.13(a) of the Company Disclosure Schedules are referred to in this Agreement as the “Material Contracts”. The Company has made available to Parent a copy of each Material Contract, which copies are true and complete in all material respects.

(b) All of the Material Contracts are valid, binding and currently in full force and effect and enforceable against the Company and, to the Company’s Knowledge, the other parties thereto in accordance with their terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other legal requirements relating to or affecting creditors’ rights generally or by equitable principles (regardless of whether enforcement is sought at law or in equity). The Company is not in default as of the date hereof under any of the Material Contracts, and, to the Knowledge of the Company, no event has occurred as of the date hereof that, through the passage of time or the giving of notice, or both, would constitute a default by the Company or give rise to a right of termination or cancellation by another party under any of the Material Contracts. To the Knowledge of the Company, no other Person is in default under any of the Material Contracts and no event has occurred that would give rise to a right of termination or cancellation by the Company under any Material Contract, in each case, except for non-material defaults occurring in the Ordinary Course of Business. Except as described in Schedule 3.13(b) of the Company Disclosure Schedules, none of the Material Contracts has been cancelled, terminated, amended or modified. The Company has not been notified in writing that any party to any Material Contract intends to and, to the Company’s Knowledge, no party to any Material Contract intends to, cancel, terminate, not renew or exercise an option, or materially increase the fees required to be paid or materially decrease the goods purchased or sold or services provided by or to such party under any such Material Contract whether in connection with the Transactions or otherwise. The Company is not party to any oral Contract that would constitute a Material Contract if the terms thereof were documented in writing.

Section 3.14 Legal Compliance and Permits. Except as set forth in Schedule 3.14 of the Company Disclosure Schedules, the Company is in compliance in all material respects with, and has not received any notices of violations and has not been under investigation with respect to, any Applicable Laws and Orders of any Governmental Body and holds all required material Permits necessary to conduct its business, except where the failure to so comply has not had a Material Adverse Effect on the Company. Except as set forth in Schedule 3.14 of the Company Disclosure Schedules, the Company has not received any written notice of, and the Company has no Knowledge of, any existing violation of a material nature of any Applicable Laws and/or Orders applicable to the Company.

Section 3.15 Proceedings and Orders. Except as set forth in Schedule 3.15 of the Company Disclosure Schedules, the Company (i) is not subject to any outstanding Order and is not a party to any pending Proceeding or, to the Knowledge of the Company, Threatened Proceeding, in each case, as would reasonably be expected to have a Material Adverse Effect on the Company, (ii) is not subject to any outstanding Order or is not a party to any pending Proceeding or, to the Knowledge of the Company, Threatened Proceeding that challenges the validity or enforceability of the Company’s obligations under this Agreement.

Section 3.16 Labor Matters. Except as set forth on Schedule 3.16 of the Company Disclosure Schedules, the Company is in compliance with all Applicable Laws respecting employment and employment practices, terms and conditions of employment, wages and hours, and is not engaged in any unfair labor practice, the failure to comply with which or the engagement in which, as the case may be, has not had and would not reasonably be expected to have a Material Adverse Effect on the Company. There is no unfair labor practice complaint pending or, to the Knowledge of the Company, Threatened against the Company before the National Labor Relations Board. The Company is not a party to or subject to, and is not currently negotiating in connection with entering into, any collective bargaining agreement or other Contract or understanding with a labor union or organization.

Section 3.17 Employee Benefit Plans.

(a) Schedule 3.17(a) of the Company Disclosure Schedules contains a correct and complete list identifying each Employee Benefit Plan, and each other material employment, severance or similar Contract under which any current or former employee, director, consultant or independent contractor of the Company or any ERISA Affiliate has any present or future right to benefits or payments (each, a “Company Benefit Plan”). Copies of such Company Benefit Plans and written descriptions of any unwritten Company Benefit Plan (and, if applicable, related trust or funding agreements or insurance policies) and all material amendments thereto and all current summary plan descriptions and summaries of material modifications have been made available to Parent for review together with the three (3) most recent annual reports (Form 5500, including any applicable schedules and attachments thereto) prepared in connection with any such plan or trust and the latest IRS opinion, advisory, or determination letter issued with respect to each Employee Benefit Plan intended to be qualified under Section 401(a) of the Code.

(b) Except as set forth in Schedule 3.17(b) of the Company Disclosure Schedules, neither the Company nor any ERISA Affiliate sponsors, maintains or contributes or is obligated to contribute to, or has, in the past six (6) years, sponsored, maintained or contributed to or had any obligation to contribute to, any Employee Benefit Plan that is: (i) subject to Title IV of ERISA; (ii) a “multiemployer plan” (within the meaning of Section 3(37) of ERISA); (iii) maintained in connection with any trust described in Section 501(c)(9) of the Code; (iv) subject to the minimum funding standards of Section 302 of ERISA or Section 412 of the Code; or (v) maintained outside the jurisdiction of the United States, or covers any employee residing or working outside the United States.

(c) Except as set forth in Schedule 3.17(c) of the Company Disclosure Schedules, each Employee Benefit Plan that is intended to be qualified under Section 401(a) of the Code is the subject of a favorable determination or opinion letter from the Internal Revenue

Service (“IRS”), has pending an application for such a letter or has remaining under applicable IRS guidance time to apply for such a letter. Each Employee Benefit Plan has been maintained, funded and administered in material compliance with its terms and with Applicable Law; and all material contributions required to be made under each Employee Benefit Plan have been timely made or accrued in accordance with past custom and practice in accordance with Applicable Law and accrued in accordance with GAAP, and a reasonable amount has been accrued for contributions to and funding obligations of each Employee Benefit Plan for the current year. Neither the Company nor any “disqualified person” (within the meaning of Section 4975(e)(2) of the Code) or “party in interest” (within the meaning of Section 3(14) of ERISA) has incurred any material liability in connection with any non-exempt prohibited transaction, within the meaning set forth in section 406 of ERISA and Section 4975 of the Code. No act or omission has occurred and, to the Company’s Knowledge, no condition exists with respect to any Employee Benefit Plan that could reasonably be expected to subject the Company or any ERISA Affiliate to any material fine, penalty, Tax, liability or obligation of any kind imposed under ERISA, the Code or other Applicable Law.

(d) Except as otherwise provided in this Agreement or set forth in Schedule 3.17(d) of the Company Disclosure Schedules, the consummation of the Transactions will not by itself entitle any employee or independent contractor of the Company to any material severance pay or material acceleration of the time of payment or vesting or trigger any payment or funding by the Company (through a grantor trust or otherwise) of material compensation or benefits under, increase the amount payable by the Company or trigger any other material obligation of the Company pursuant to, any Employee Benefit Plan.

(e) Except to the extent required under Sections 601 through 609 of ERISA and Section 4980B of the Code, the Company provides no health or welfare benefits for any retired or former employee, and is not obligated to provide health or welfare benefits to any active employee following such employee’s retirement or other termination of service. With the exception of any medical expense reimbursement arrangements subject to Sections 105 and 125 of the Code, no Employee Benefit Plan that is a health or welfare benefit plan is self-insured.

(f) Excluding routine claims for benefits, there is no action, suit, audit, proceeding or, to the Knowledge of the Company, investigation pending against or involving or, to the Knowledge of the Company, Threatened against or involving any Employee Benefit Plan before any court or arbitrator or any Governmental Body, or state, federal or local official.

(g) Neither the Company nor any ERISA Affiliate thereof sponsors, maintains or contributes to, or is obligated to contribute to, any material employment, severance or similar contract or arrangement (whether or not written) or any material plan, policy, fund, program or arrangement or contract, including multiemployer plan, retirement savings, superannuation, pension, severance, employment, change-in-control, fringe benefit, bonus, incentive, deferred compensation and any other employee benefit plan, agreement, program, policy or other arrangement that is maintained outside the jurisdiction of the United States for the benefit of individuals substantially all of whom are “nonresident aliens” within the meaning of Section 4(b)(4) of ERISA.

(h) Each compensation plan, agreement, or arrangement sponsored or maintained by the Company or any ERISA Affiliate at any time that is or was subject to Section 409A of the Code (each, an “Arrangement”) was, as of January 1, 2005 and through December 31, 2008, administered in good faith compliance with Section 409A and the then-applicable guidance issued by the IRS thereunder, and since December 31, 2008, each such Arrangement has been maintained and administered in documentary and operational compliance with Section 409A, its final Treasury regulations, and other applicable IRS guidance. No additional Tax under Section 409A(a)(1)(B) has been or, to the Company’s Knowledge, could reasonably be expected to be incurred by a participant in any such Arrangement, and neither the Company nor any ERISA Affiliate has any obligation to indemnify or hold harmless any individual for any liability that may result from the failure to comply with the requirements of Section 409A.

Section 3.18 Environmental Matters.

(a) Except as set forth in Schedule 3.18 of the Company Disclosure Schedules, to the Knowledge of the Company, (i) the Company has transported, stored, and/or disposed of any Hazardous Materials handled by the Company in compliance with all Environmental Laws, (ii) the Company has operated its business with all Permits required under Environmental Law, (iii) the Company has not received any written notice of any Proceeding or Order concerning any Environmental Condition or Environmental Claim, and (iv) no asbestos, polychlorinated biphenyls or urea formaldehyde in amounts or conditions in violation of Environmental Law has been placed, stored or located by the Company on the Leased Real Property. There is no pending or, to the Knowledge of the Company, Threatened civil or criminal litigation, written notice of violation, inquiry or information request by any Governmental Body, relating to any violation of Environmental Law involving the Company.

(b) To the Company’s Knowledge, there have been no Releases of any Hazardous Materials into the Environment by the Company, or, with respect to any such Releases of Hazardous Materials, the Company has given all required notices to Governmental Bodies (copies of which have been made available to Parent).

(c) The Company has made available to Parent, prior to the execution of this Agreement, true, correct and complete copies of all environmental reports, studies, investigations and audits, whether complete or incomplete, that were conducted by the Company or at the Company’s request within the past year and that pertain to the Leased Real Property.

Section 3.19 Customers. No customer of the Company accounted for greater than ten percent (10%) of the Company’s annual revenues for the fiscal year ended December 31, 2009. Since the Balance Sheet Date, no customer of the Company decreased in an annual amount in excess of $25,000 its purchase of the services or products of the Company (except pursuant to existing Contracts or Contracts that have expired pursuant to their terms since the Balance Sheet Date).

Section 3.20 Suppliers. Schedule 3.20 of the Company Disclosure Schedules sets forth a list of the Company’s suppliers of goods or services with whom the Company had aggregate purchases for the fiscal year ended December 31, 2009 in excess of One Hundred Thousand Dollars ($100,000) (each, a “Material Supplier”), showing the aggregate amount that the

Company paid to each such Material Supplier during such period. No Material Supplier has canceled or otherwise terminated or, to Knowledge of the Company, Threatened to cancel or otherwise terminate, its relationship with the Company.

Section 3.21 Accounts Receivable. All accounts receivable of the Company reflected on the Company Balance Sheet were valid receivables as of the date thereof and all accounts receivable that have arisen after the date of the Company Balance Sheet (except accounts receivable that have been collected since such date) are valid receivables, arising from sales actually made or services actually provided, net of the applicable reserve for doubtful accounts on the Company Balance Sheet or in the notes thereto. All such accounts receivable are reflected on the Company Balance Sheet or in the notes thereto in accordance with GAAP as of the date thereof. To the Company’s Knowledge, no contest, counterclaim or right of setoff has been asserted under any Contract with any obligor of any such account receivable relating to the amount or validity of such account receivable. No such obligor has been released in whole or in part by the Company from paying the full value of its obligation to the Company and the Company has not agreed to do so. No such account receivable has been subordinated or assigned by the Company and the Company has not agreed to do so.

Section 3.22 Insurance. Schedule 3.22 of the Company Disclosure Schedules sets forth a true, correct and complete list of all fire, theft, casualty, general liability, workers’ compensation, business interruption, environmental impairment, product liability, automobile and other insurance policies (excluding any insurance policies relating to any Employee Benefit Plan) maintained by or for the Company, specifying the insurer and the effective date of each such policy (collectively, the “Insurance Policies”) and all claims made under such Insurance Policies since December 31, 2006. True, correct and complete copies of all Insurance Policies have been made available by the Company to Parent. All premiums due on the Insurance Policies or renewals thereof have been paid, and there is no default under the Insurance Policies. Except as set forth on Schedule 3.22 of the Company Disclosure Schedules, the Company has no material outstanding claim or material dispute with any insurance carrier regarding claims, settlements or premiums. To the Company’s Knowledge, the Insurance Policies (i) will continue in full force and effect following the Closing and (ii) do not provide for any retrospective premium adjustment. The Company has not received any notice of cancellation or intent to cancel any of the Insurance Policies and, to the Company’s Knowledge, no event relating to the Company has occurred that will result in the cancellation of coverage under any Insurance Policy. The Company has given notice to the applicable insurer of all claims that may be insured thereby under the Insurance Policies.

Section 3.23 Affiliate Transactions. Except (i) as set forth in Schedule 3.23 of the Company Disclosure Schedules or as otherwise expressly set forth herein and (ii) for any arrangements, relationships or interests that will not continue after the Closing (including the Company Common Stock and Options owned by any Company Stockholder or Company Option Holder), (a) no Affiliate, officer or director of the Company or stockholder of the Company holding greater than five percent (5%) of the Company’s outstanding capital stock (collectively, the “Related Parties”) has, or has had since January 1, 2009, any (A) material business arrangement or relationship with the Company, (B) interest in any material asset, real or personal, tangible or intangible, of the Company, (C) to the Knowledge of the Company, any claim whatsoever or has brought any Proceeding against, or owes or owed any amount to, the

Company, or (D) to Knowledge of the Company, ownership interest in an entity that is a competitor of the Company (excepting not more than five percent (5%) equity holdings in publicly held and traded companies and one percent (1%) equity holdings in private companies, in each case, for investment purposes) and (b) the Company is not indebted to any director, officer, employee or agent of the Company (except for amounts due as normal salaries and bonuses and in reimbursement of ordinary expenses), and no such person is indebted to the Company.

Section 3.24 Brokers. Except as set forth in Schedule 3.24 of the Company Disclosure Schedules, (i) no broker, finder or investment banker (each, a “Broker”) is entitled to any brokerage payment, finder’s fee, investment banking fee or other fee or commission in connection with the Transactions for which the Company will be responsible; and (ii) the Company is not a party to any Contract, and has not committed any act which might give rise to any valid claim against the Company, for any such fee, commission or similar payment.

Section 3.25 Bank Accounts; Powers of Attorney. Schedule 3.25 of the Company Disclosure Schedules sets forth a correct and complete list of each bank, trust company, savings institution, brokerage firm, mutual fund or other financial institution with which the Company has a checking or savings account, safe deposit or lock box and the names and identification of all Persons authorized to draw on it or to have access to it and the names of all Persons holding general or special powers of attorney from the Company.

Section 3.26 Books and Records. Since September 30, 2005, the Company has maintained business records with respect to the assets and its business and operations which are true, accurate and complete in all material respects, and there are no material deficiencies in such business records. The minute book of the Company contains a complete and accurate summary of all meetings of directors and stockholders or actions by written consent since September 30, 2005, through the date of this Agreement, and reflects all transactions referred to in such minutes accurately.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Each of Parent and Merger Sub represents and warrants as of the date hereof and as of the Closing Date, except to the extent that a representation or warranty expressly states that it is made as of a specific date, to the Company as follows:

Section 4.01 Corporate Existence and Power. Parent is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. Parent has all requisite power and authority to own, lease and operate the properties and assets it currently owns, leases and operates and to carry on its business in all material respects as such business is currently conducted. Parent is duly qualified to do business as a foreign corporation and is in good standing in each other jurisdiction where the transaction of its business requires such qualification, except where the lack of such qualification has not had or could not reasonably be expected to have a Material Adverse Effect on Parent. Merger Sub is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Delaware.

Each of Parent and Merger Sub has heretofore made available to the Company true and complete copies of its respective certificate of incorporation and bylaws or certificate of formation and operating agreement, as applicable, as currently in effect.

Section 4.02 Corporate Authorization. Each of Parent and Merger Sub has all requisite corporate power, authority and legal right to enter into and perform its obligations under this Agreement and the Ancillary Documents to with such Party is or will become a party and to consummate the Transactions. The board of directors (or similar governing authority) of each of Parent and Merger Sub has authorized the execution, delivery and performance of the Merger, this Agreement and the Ancillary Documents and the consummation of the Transactions. The execution, delivery and performance by each of the Parent and Merger Sub of this Agreement and the Ancillary Documents to which such Party is or will become a party and the consummation by Parent and Merger Sub of the Transactions have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub, subject to the filing of the Certificate of Merger as required by the DGCL. Assuming the due authorization, execution and delivery of this Agreement by each Party and the Stockholders’ Representative (other than Parent and Merger Sub), this Agreement constitutes the legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Applicable Laws affecting the enforcement of creditors’ rights in general and general principles of equity.

Section 4.03 Noncontravention. Neither the execution and delivery of this Agreement or any Ancillary Document to which it is or will become a party, nor the consummation of the Transactions, will (i) violate or conflict with any provision of the charter, bylaws or other governing documents of Parent or Merger Sub, (ii) violate any legal requirement to which Parent or Merger Sub is subject, (iii) result in a breach of, constitute a default under, give rise to a right of termination of or require consent under any of the terms of any material note, bond, mortgage, indenture, license or other Contract or instrument or obligation to which Parent or Merger Sub is a party, or (iv) result in the creation of any Encumbrance upon any of Parent’s or Merger Sub’s material assets or properties or Parent or Merger Sub.

Section 4.04 Governmental Authorization. The execution, delivery and performance by Parent and Merger Sub of this Agreement and any Ancillary Documents to which it is a party and the consummation by Parent and Merger Sub of the Transactions require no notice to, authorization from or action by or in respect of, or filing with, any Governmental Body, other than (i) compliance with any applicable requirements of any applicable securities laws, whether federal, state or foreign and (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business.

Section 4.05 Proceedings and Orders. Neither Parent nor Merger Sub (i) is subject to any outstanding Order or is a party to any pending Proceeding or, to the Knowledge of Parent, Threatened Proceeding, in each case, as would reasonably be expected to have Material Adverse Effect on the Parent, or (ii) is subject to any outstanding Order or is a party to any pending Proceeding or, to the Knowledge of Parent, Threatened Proceeding, that would, in any case, prohibit or materially impair Parent’s or Merger Sub’s ability to perform its respective obligations under this Agreement.

Section 4.06 Financing. Parent has available, and on the Closing Date shall have available, sufficient funds, available lines of credit or other sources of immediately available funds to enable Parent to pay the Merger Consideration and all Transaction Expenses payable by Parent and Merger Sub pursuant hereto.

Section 4.07 Investment Intent. Parent is acquiring Company Common Stock for its own account and not with a view to its distribution within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended, and the rules and regulations issued pursuant thereto.

Section 4.08 Brokers. No Broker is entitled to any brokerage payment, finder’s fee, investment banking fee or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or any of its Affiliates and neither Parent nor Merger Sub is a party to any Contract, nor have Parent or Merger Sub committed any act which might give rise to any valid claim against Parent or Merger Sub, for any such fee, commission or similar payment.

ARTICLE 5

PRE-CLOSING COVENANTS

Section 5.01 Reasonable Best Efforts.

(a) The Parties shall each cooperate with the other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to promptly (i) take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable under this Agreement and the Ancillary Documents and Applicable Laws to consummate and make effective the Transactions as soon as practicable, including preparing and filing promptly and fully all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, (ii) obtain all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Third Party necessary, proper or advisable to consummate the Transactions, and (iii) execute and deliver such documents, certificates and other papers as a Party may reasonably request to evidence another Party’s satisfaction of its obligations hereunder. Subject to Applicable Laws relating to the exchange of information and in addition to Section 5.01(c), the Parties shall have the right to review in advance, and, to the extent practicable, each will consult the other on, any information relating to the Company, Parent or Merger Sub, or their respective Subsidiaries, as the case may be, that appears in any filing made with, or written materials submitted to, any Third Party and/or any Governmental Body in connection with the Transactions.

(b) Without limiting the foregoing, the Parties shall cooperate with one another (A) promptly to determine whether any filings are required to be or should be made or consents, approvals, permits or authorizations are required to be or should be obtained under any Applicable Law, and (B) promptly, and in any event within ten (10) Business Days of the date of this Agreement, make any such filings, furnish information required in connection therewith and seek to obtain timely any such consents, permits, authorizations or approvals.

(c) Without limiting Section 5.01(a), each Party shall:

(i) use its reasonable best efforts to avoid the entry of, or to have vacated or terminated, any Order that would restrain, prevent or delay the Closing or the consummation of any of the Transactions; and

(ii) use its reasonable best efforts to avoid or eliminate each and every impediment that may be asserted by any Governmental Body with respect to the Transactions so as to enable the Closing to occur as soon as reasonably possible.

(d) Each Party shall keep the other Party reasonably apprised of the status of matters relating to the completion of the Transactions and work cooperatively in connection with obtaining all required approvals or consents of any Governmental Body (whether domestic, foreign or supranational). In that regard, each Party shall, to the extent permitted by Applicable Law and subject to all applicable privileges, including attorney-client privilege, without limitation: (i) promptly notify the other Party of, and if in writing, furnish the other Party with copies of (or, in the case of material oral communications, advise the other orally of), any communications from or with any Governmental Body with respect to the Transactions, (ii) permit the other Party to review and discuss in advance, and consider in good faith the views of the other Party in connection with, any proposed written (or any material proposed oral) communication with any such Governmental Body, (iii) not participate in any meeting with any such Governmental Body unless it consults with the other Party in advance and, to the extent permitted by such Governmental Body, gives the other the opportunity to attend and participate thereat, (iv) furnish the other Party with copies of all correspondence, filings and communications (and memoranda setting forth the substance thereof) between it and any such Governmental Body with respect to this Agreement, the Ancillary Documents and the Transactions, and (v) furnish the other Party with such necessary information and reasonable assistance as the other Party may reasonably request in connection with its preparation of necessary filings or submissions of information to any such Governmental Body.

Section 5.02 Operation of Business. Except (i) for the consummation of the Transactions, or (ii) as set forth on Schedule 5.02 of the Company Disclosure Schedules or as otherwise expressly contemplated by this Agreement or any Ancillary Document, during the period from the date hereof and continuing until the earlier of the termination of this Agreement or the Closing Date, the Company shall conduct its business in the Ordinary Course of Business and use its commercially reasonable best efforts to preserve the present business organizations of the Company and its Subsidiaries, maintain the rights and franchises of, and preserve the relationships with customers, distributors, and others having business dealings with the Company and its Subsidiaries. The Company agrees to pay debts and Taxes when due unless subject to good faith dispute, and to pay or perform other obligations in the Ordinary Course of Business subject to good faith disputes over whether payment or performance is owing. Without limiting the generality of the foregoing, except (i) for the consummation of the Transactions, (ii) as set forth in Schedule 5.02 of the Company Disclosure Schedules or expressly contemplated by this Agreement or any Ancillary Document or (iii) to the extent consented to in writing by Parent, from the date hereof until the Closing Date the Company shall not do any of the following:

(i) adopt or propose any change to the Company Charter or the Company Bylaws or other organizational documents;

(ii) effect any recapitalization, reclassification, split, combination or like change or in the capitalization of the Company, change the number of its authorized or outstanding shares of capital stock of the Company or amend the terms of any outstanding securities of the Company;

(iii) repurchase, redeem or otherwise acquire, directly or indirectly, any shares of Company capital stock other than repurchases of shares of Company Common Stock in the Ordinary Course of Business for departing employees or directors who acquired their shares pursuant to stock option exercises (provided that each such repurchase, redemption or other acquisition shall be consistent with the terms and conditions of (A) the applicable Option Plan (if any) and any agreements related to such Option Plan or (B) if such stock option was granted outside the Option Plans, such other agreements between the Company and such Person related to the stock option grant);

(iv) issue, deliver or sell, or authorize the issuance, delivery or sale of any (A) shares of capital stock of the Company, or (B) securities convertible into, subscriptions, rights, warrants or other options to acquire, or other agreements or commitments obligating the Company to issue shares of capital stock of the Company, in each case, other than the issuance of shares of capital stock of the Company pursuant to the exercise of stock options, warrants or other rights therefor outstanding as of the date of this Agreement;

(v) transfer to any Person any rights to the Company Intellectual Property except (A) pursuant to existing Contracts or (B) in the Ordinary Course of Business;

(vi) enter into or amend any Contracts pursuant to which any other party is granted exclusive marketing or other exclusive rights of any type with respect to any of the Company’s products or Company Intellectual Property;

(vii) merge or consolidate with any other Person or acquire a material amount of stock or assets of any other Person or effect any business combination, recapitalization or similar transaction;

(viii) adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any Subsidiary;

(ix) sell, lease, license or otherwise dispose of any assets, securities or property having value in excess of Fifty Thousand Dollars ($50,000) in the aggregate except (A) pursuant to existing Contracts or commitments or (B) in the Ordinary Course of Business;

(x) declare, set aside or pay any dividend or other distribution with respect to the capital stock of the Company;

(xi) create or incur any Encumbrance on any material asset other than (A) in the Ordinary Course of Business or (B) Permitted Encumbrances;

(xii) incur any Indebtedness in excess of Fifty Thousand Dollars ($50,000) in the aggregate or materially modify the terms of any existing Indebtedness;

(xiii) make any loan, advance or capital contribution to or investment in any Person in excess of Fifty Thousand Dollars ($50,000) in the aggregate;

(xiv) waive, release, assign, compromise or settle any Proceeding other than (i) a claim involving less than Ten Thousand Dollars ($10,000) or (ii) settlements settled through insurance proceeds;

(xv) except as required by Applicable Law or the terms of any Employee Benefit Plan, in each case as set forth on Schedule 5.02(xv), (i) increase the annual base salary or base wages of any executive officer or other employee of the Company or its Subsidiaries, (ii) grant any bonus or incentive compensation to any executive officer or other employee of the Company or its Subsidiaries, (iii) increase the coverage or benefits available under any (or create any new) Employee Benefit Plan or any severance pay, vacation pay, deferred compensation, bonus or other incentive compensation plan or arrangement made to, for, or with any executive officer or other employee of the Company or its Subsidiaries or otherwise amend any such plan or arrangement or (iv) enter into any employment, deferred compensation, severance, consulting, non-competition or similar Contract (or amend any such Contract) involving any executive officer or other employee of the Company or its Subsidiaries; in each case;

(xvi) make, change or revoke any election in respect of Taxes, make any Contract or settlement relating to Taxes, file any amended Tax Return, surrender any right to claim a refund of Taxes, or consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment; except, in each case for such actions as do not involve a material amount of Tax liability and would not affect the Company’s Tax liabilities for any taxable period or portion thereof beginning after the Closing Date;

(xvii) fail to pay any required maintenance or other similar fees or otherwise fail to make required filings or payments required to maintain and further any applications for registration of Company Intellectual Property, in each case, which results in a filing or payment deadline being missed during the period from the date hereof and continuing until the earlier termination of this Agreement or the Closing Date;

(xviii) enter into any new line of business;

(xix) affirmatively abandon in writing any application for Company Intellectual Property set forth on Schedule 3.12(a)(i) of the Company Disclosure Schedules;

(xx) change any method of accounting or accounting principles or practice, except for any such change required by reason of a concurrent change in GAAP;

(xxi) make any capital expenditure or commitment therefor in excess of Fifty Thousand Dollars ($50,000);

(xxii) cancel, waive or release any debt, right or claim in excess of Fifty Thousand Dollars ($50,000) except pursuant to existing Contracts;

(xxiii) materially reduce the amount of any insurance coverage provided by any Insurance Policies; or

(xxiv) take, agree or commit to do any of the foregoing.

Section 5.03 Publicity. The Parties shall (i) develop a joint communication plan with respect to this Agreement and the Transactions, (ii) ensure that all press releases and other public statements with respect to this Agreement and the Transactions shall be consistent with such joint communication plan, and (iii) consult promptly with each other prior to issuing any press release or otherwise making any public statement with respect to this Agreement, the Merger and the other Transactions, provide to the other Party for review a copy of any such press release or statement, and not issue any such press release or make any such public statement without the other Party’s consent, unless either Party determines in good faith that such disclosure is required or advisable under Applicable Law or any listing agreement with, or rules and regulations of, a securities exchange.

Section 5.04 Access. The Company shall permit representatives of Parent (including legal counsel and accountants) to have, upon prior written notice, reasonable access during normal business hours and under reasonable circumstances, and in a manner so as not to interfere with the normal business operations of the Company, to the premises, personnel, books, records (including Tax records), Contracts, and documents of or pertaining to the Company. Neither Parent nor any of its respective representatives shall contact any employee, customer, supplier or landlord of the Company without the prior written consent of the Chairman of the board of directors of the Company. Parent shall retain for a reasonable period after the Closing Date (and at least as long as is consistent with Parent’s record-retention policies and practices), those books, records (including Tax records), Contracts and documents of or pertaining to the Company, and shall provide the Stockholders’ Representative and its representatives reasonable access thereto, during normal business hours and on prior notice, for the purpose of exercising the Stockholders’ Representative’s rights under this Agreement and the Ancillary Documents. Parent shall comply with, and shall cause its representatives to comply with, all of its and their respective obligations under the amended and restated confidentiality agreement, dated as of July 21, 2010 (the “Confidentiality Agreement”), between the Company and Parent with respect to the terms and conditions of this Agreement and the Transactions and the Company information disclosed pursuant to this Section 5.04, which agreement will remain in full force and effect until the Closing Date, and shall survive any termination of this Agreement.

Section 5.05 Notification of Certain Matters. Except as prohibited by Applicable Law, each Party shall give prompt notice to the other Parties of (i) the occurrence or non-occurrence of any event the occurrence or non-occurrence of which would be likely to cause any representation or warranty of such Party contained herein to be untrue or inaccurate in any material respect at or prior to the Closing and (ii) any material failure of such Party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party hereunder. The delivery of any notice pursuant to this Section 5.05 by any Party shall not, without the express written consent of the other Parties, be deemed to (x) modify the representations or warranties hereunder of such Party, (y) modify the conditions set forth in Article 7 or (z) limit or otherwise affect the remedies available hereunder to the other Parties.

Section 5.06 No Solicitation.

(a) Neither the Company nor any of its Subsidiaries shall, nor shall it authorize or permit any of its respective officers, directors or employees of, or any investment banker, attorney or other advisor or representative (collectively, “Advisors”) of, the Company to (i) directly or indirectly solicit, initiate or knowingly or intentionally encourage or facilitate any inquiries, offers or proposals that constitute, or could reasonably be expected to lead to, any Acquisition Proposal, (ii) enter into any agreement with respect to any Acquisition Proposal or (iii) directly or indirectly, enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any information with respect to, an Acquisition Proposal; provided, however, that the Company may, in response to an unsolicited, bona fide written Acquisition Proposal of a non-Affiliate received by the Company after the execution of this Agreement and prior to the receipt by the Company of the Required Stockholder Approval, (x) furnish information with respect to the Company to the Person making such Acquisition Proposal and its Advisors pursuant to a customary confidentiality agreement not less restrictive on the other party than the Confidentiality Agreement, and (y) if the board of directors of the Company determines, in good faith, after consultation with outside legal counsel and financial advisors, that the Acquisition Proposal is or could reasonably be expected to lead to a Superior Proposal, participate in discussions or negotiations with such Person and its Advisors regarding such Acquisition Proposal. For the avoidance of doubt, a Company Stockholder shall not be considered an “Advisor” for purposes of this Section 5.06 as long as such Company Stockholder is not acting in concert with the Company or any other Advisor of the Company in a manner that would otherwise be prohibited under this Section 5.06.

(b) Neither the board of directors of the Company nor any committee thereof shall (i) adopt, approve or recommend any letter of intent, agreement in principle, acquisition agreement or similar instrument, document or agreement constituting or relating to any Acquisition Proposal, or (ii) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal. Notwithstanding the foregoing, if the board of directors of the Company receives a Superior Proposal after the execution of this Agreement and prior to the receipt by the Company of the Required Stockholder Approval, and as a result thereof the board of directors of the Company determines, in good faith, after consultation with outside legal counsel, that accepting such Superior Proposal or recommending such Superior Proposal to the Company Stockholders is consistent with their fiduciary obligations, the board of directors of the Company may change or modify its recommendation to the Company Stockholders with respect to the Merger and the other Transactions; provided, however, that the Company shall not be entitled to exercise its right to change or modify its recommendation to the Company Stockholders with respect to the Merger and the other Transactions unless the Company has: (A) complied in all material respects with this Section 5.06, (B) provided to Parent at least five (5) Business Days’ prior written notice (such notice, a “Notice of Superior Proposal”), which notice shall not be deemed to be a change or modify its recommendation to the Company Stockholders with respect to the Merger and the other Transactions, advising Parent that the board of directors of the Company intends to take such action and specifying the reasons therefor, including the then-current material terms and conditions of any Superior Proposal that is the basis of the proposed action by the board of directors of the Company and the identity of the Person making the proposal (it being understood and agreed that any material modification to the financial terms or other material term of any such Superior Proposal shall require a new Notice of Superior Proposal and a new three (3) Business Day period), (C) during such five (5) Business Day period (or three (3) Business Day period, in the case of a material modification) if requested by Parent, engaged in good faith negotiations with Parent to amend this Agreement in such a manner that any Acquisition Proposal which was determined to constitute a Superior Proposal no longer is a Superior Proposal and (D) at the end of such period, such Acquisition Proposal has not been withdrawn and continues to constitute a Superior Proposal (taking into account any changes to the terms of this Agreement proposed by Parent following a Notice of Superior Proposal, as a result of the negotiations required by clause (C) or otherwise).

(c) The Company promptly (but in no event later than twelve (12) hours after learning of an Acquisition Proposal) shall advise Parent orally and in writing of any Acquisition Proposal and the material terms and conditions of any such Acquisition Proposal. The Company shall keep Parent reasonably informed of the status (including any change to the material terms thereof) of any such Acquisition Proposal.

(d) Nothing contained in this Section 5.06 shall prohibit the Company from complying with Rule 14e-2 or such other securities regulations promulgated under the Exchange Act, if such provisions are applicable to the Company, with regard to an Acquisition Proposal or from making any disclosure to the Company Stockholders if, in the good faith judgment of the board of directors of the Company, after consultation with outside counsel, failure so to disclose would be inconsistent with its obligations under Applicable Law.

Section 5.07 No Other Representations or Warranties.

(a) Each of Parent and Merger Sub acknowledges and agrees that it has made its own inquiry and investigation into, and, based thereon, has formed an independent judgment concerning, the Company and its business and operations; and each of Parent and Merger Sub has requested such documents and information from the Company as it considers material in determining whether to enter into this Agreement and to consummate the Transactions. Each of Parent and Merger Sub acknowledges and agrees that it has had an opportunity to ask all questions of and receive answers from the Company in determining whether to enter into this Agreement and to consummate the Transactions. In connection with such investigation, Parent, Merger Sub and their respective representatives have received from the Company or its representatives certain other estimates, projections and other forecasts for the Company and certain estimates, plans and budget information.

(b) Each of Parent and Merger Sub agrees that, except for the representations and warranties made by the Company that are expressly set forth in Article 3 of this Agreement (as modified by the Company Disclosure Schedules), in any certificate provided pursuant to Sections 7.02(a) and 7.02(b), and in any Ancillary Documents, neither the Company nor any other Person makes, or shall be deemed to have made, any representation or warranty, express or implied, of any kind, including any representation or warranty as to merchantability, workmanship, profitability, future performance, fitness for a particular purpose or non-infringement, whether or not contained in any document or other communication provided or otherwise made available to Parent, Merger Sub or any Person acting on behalf of Parent or Merger Sub during the course of due diligence or otherwise (including in any management presentation, information or offering memorandum, supplemental information, data room, estimate, projection, forecast, plan, budget or other forward-looking information or other materials or information with respect to any of the above).

(c) The Company agrees that, except for the representations and warranties made by Parent that are expressly set forth in Article 4 of this Agreement (as modified by the Parent Disclosure Schedules), in any certificate provided pursuant to Sections 7.03(a) and 7.03(b), and in any Ancillary Documents, neither Parent nor any other Person makes, or shall be deemed to have made, any representation or warranty, express or implied, of any kind, including any representation or warranty as to merchantability, workmanship, profitability, future performance, fitness for a particular purpose or non-infringement, whether or not contained in any document or other communication provided or otherwise made available to the Company or any Person acting on behalf of the Company during the course of due diligence or otherwise (including in any management presentation, information or offering memorandum, supplemental information, data room, estimate, projection, forecast, plan, budget or other forward-looking information or other materials or information with respect to any of the above).

Section 5.08 Stockholder Approval. Subject to Section 5.06 and in accordance with Applicable Law, the Company Charter and the Company Bylaws, the Company will, (a) through its board of directors, promptly recommend to the holders of the Company Common Stock the approval and adoption of this Agreement and not withdraw or modify such recommendation, and (b) use its reasonable best efforts to obtain the written consent of the Principal Stockholder within one hour following the execution and delivery of this Agreement which consent shall approve (1) the adoption of the Agreement and (2) the Merger (the “Required Stockholder Approval”) and (c) use its reasonable best efforts to obtain the written consent of the holders of at least ninety percent (90%) of the shares of Company Common Stock by 5:00 p.m. Eastern Time on the day following the date of this Agreement which consent shall approve (1) the adoption of the Agreement and (2) the Merger.

ARTICLE 6

POST-CLOSING COVENANTS

Section 6.01 General. In case at any time after the Closing any further action is necessary to carry out the purposes of this Agreement, each Party shall take such further action (including the execution and delivery of such further instruments and documents) as any other Party reasonably may request, all at the sole cost and expense of the requesting Party.

Section 6.02 Employee Matters.

(a) For the period from the Closing Date through December 31, 2010, Parent agrees to provide, or cause the Company to provide, each employee of the Company (each, a

“Company Employee”) with (i) compensation (including salary, wages and historical cash bonus potential) that is no less favorable in the aggregate than the compensation provided by the Company immediately prior to the Closing; and (ii) employee benefit plans, programs and arrangements that in all material respects are no less favorable in the aggregate than the employee benefits available under the Employee Benefit Plans as in effect immediately prior to the Closing (collectively, “Comparable Compensation and Benefits”) (it being understood that Parent may elect to (i) provide each Company Employee with Comparable Compensation and Benefits through coverage under Parent’s employee benefit plans, programs and arrangements, (ii) cause the Company to provide each Company Employee with Comparable Compensation and Benefits through continued coverage under the Employee Benefit Plans, or (iii) provide each Company Employee with Comparable Compensation and Benefits through a combination of coverage under Parent’s employee benefit plans, programs and arrangements and continued coverage under the Employee Benefit Plans).

(b) Notwithstanding the foregoing, with respect to each benefit plan, program, practice, policy or arrangement (including Parent’s severance plans, policies, or arrangements, and paid time off, vacation, and sick leave policies), maintained by Parent or the Company and in which any of the Company Employees become eligible to participate (the “Parent Plans”), for purposes of determining eligibility to participate, vesting and benefit accrual, employment service with the Company (or predecessor employers to the extent the Company provides past service credit) shall be treated as employment service with Parent and/or any of its applicable Subsidiaries; provided, however, that such prior employment service shall not be recognized to the extent that such recognition would result in a duplication of benefits. Such credit for prior employment service also shall apply for purposes of satisfying any waiting periods or evidence of insurability requirements applicable under any of the Parent Plans. Parent shall use its commercially reasonable efforts to cause each of the applicable Parent Plans to (i) waive all limitations as to pre-existing condition exclusions, evidence of insurability requirements and waiting periods with respect to participation and coverage requirements applicable to Company Employees and their eligible dependents under the Parent Plans, except to the extent that such limitations, evidence of insurability and waiting periods were applicable to such individuals under a comparable Employee Benefit Plan, and (ii) give Company Employees and their eligible dependents credit under the Parent Plans for amounts paid during the year in which the Closing occurs under a corresponding Employee Benefit Plan for purposes of satisfying any applicable deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the Parent Plans.

(c) Parent shall cause the applicable Parent Plan to accept eligible rollover distributions (as defined in Section 402(c)(4) of the Code and inclusive of any outstanding participant loans) from Company Employees with respect to any account balances distributed on or as of the Closing Date by the applicable Employee Benefit Plan. The distributions and rollovers described herein shall comply with Applicable Law; and each Party shall make all filings and take any actions required of such Party under Applicable Law in connection therewith. The Company shall take such actions to terminate Employee Benefit Plans before the Closing Date as reasonably requested by Parent.

(d) Parent shall assume and honor all balances under the Company’s vacation, paid time off, and sick leave policies accrued by Company Employees as of the Closing Date to the extent set forth in the Statement of Closing Net Working Capital as finally determined in accordance with Section 1.09.

(e) Nothing contained in the Agreement shall (i) constitute or be deemed to be an amendment to any Employee Benefit Plan, or (ii) limit the right of Parent, the Company or any of their respective Subsidiaries to terminate the employment of any employee at any time and to pay the terminated Company Employee severance in lieu of the compensation specified in Section 6.02(a). The provisions of this Section 6.02 are for the sole benefit of the Parties to this Agreement and nothing herein, expressed or implied, is intended or shall be construed to confer upon or give to any Person (including for the avoidance of doubt any Company Employee), other than the Parties to this Agreement and their respective permitted successors and assigns, any legal or equitable or other rights or remedies with respect to the matters provided for in this Section 6.02 under or by reason of any provision of this Agreement.

Section 6.03 Directors’ and Officers’ Indemnification.

(a) Parent and Merger Sub agree that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of each present and former director or officer of the Company and each such Person who served at the request of the Company as a director, officer, trustee, partner, fiduciary, employee or agent of another corporation, partnership, joint venture, trust, pension or other Employee Benefit Plan or enterprise (collectively, the “Company Indemnified Parties”) as provided in the Company Charter or the Company Bylaws shall be assumed by the Surviving Corporation in the Merger, without further action, at the Effective Time, and shall survive the Merger and shall continue in full force and effect in accordance with their terms. From and after the Effective Time, Parent and the Surviving Corporation shall be jointly and severally liable to pay and perform in a timely manner such indemnification obligations. The right to indemnification, including, as appropriate, advancement of expenses and the other rights conferred hereby shall be contract rights expressly permitted by Applicable Law.

(b) From and after the Closing, Parent and the Company shall cause the certificate of incorporation and bylaws of the Company to contain provisions with respect to exculpation, indemnification and expense reimbursement that are at least as favorable to the Company Indemnified Parties as those contained in the Company Charter and the Company Bylaws as in effect on the date hereof.

(c) For a period of six (6) years after the Closing, Parent and the Company shall cause to be maintained in effect directors’ and officers’ liability insurance policies that are substantially similar to the directors’ and officers’ liability insurance policies currently maintained by the Company, such policies to be paid in full as of the Closing, with respect to claims arising from facts or events that occurred at or prior to the Closing (provided that Parent and the Company may substitute therefor policies reasonably satisfactory to the Company Indemnified Parties of at least the same coverage containing terms and conditions that, in the aggregate, are no less advantageous).

(d) In the event that (i) the Company or any of its successors or assigns (x) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity in such consolidation or merger, or (y) transfers all or substantially all of its properties and assets to any Person or (ii) Parent dissolves or causes the dissolution of the Company, then, and in each case, proper provision shall be made so that the successors and assigns of the Company assume and honor the indemnification and other obligations set forth in this Section 6.03.

(e) Each Company Indemnified Party shall have rights as a third party beneficiary under this Section 6.03 as separate contractual rights for his or her benefit, in addition to and not in substitution of any other rights to indemnification or contribution that any such Company Indemnified Party may have by Contract or otherwise, and all such rights herein and otherwise shall be enforceable by such Company Indemnified Party and his or her heirs and personal representatives and shall be binding on Parent, the Company and their respective successors and assigns.

Section 6.04 Tax Matters.

(a) Post-Closing Tax Return Filings.

(i) Parent shall prepare and timely file (or cause to be prepared and timely filed) with the appropriate Taxing Authorities all Tax Returns required to be filed by the Company with respect to any taxable period beginning before the Closing Date that are due after the Closing Date (each a “Parent Prepared Return”). Parent (or the Company) shall timely pay the Tax shown as due on each such Tax Return, and shall be entitled to indemnification in respect of such Tax to the extent provided by Section 9.01. Each such Tax Return shall be prepared in a manner consistent with the prior practice of the Company unless otherwise required by Applicable Law. Parent shall make such revisions to Parent Prepared Returns as are reasonably requested by the Stockholders’ Representative within fifteen (15) days after receipt by the Stockholders’ Representative of each Parent Prepared Return for review pursuant to Section 6.04(a)(ii).

(ii) No liability in respect of Tax shown on any Parent Prepared Return shall be considered to constitute a Loss subject to indemnity pursuant to Section 9.01 unless Parent shall have provided the Stockholders’ Representative with a copy of such Parent Prepared Return for review and approval at least forty-five (45) days before the filing of such return (or, if required to be filed within forty-five (45) days after the Closing Date or the end of the taxable period to which such return relates, as soon as reasonably practicable following the Closing or end of such taxable period, as the case may be), accompanied by a statement (a “Pre-Closing Tax Statement”) setting forth and calculating in reasonable detail the Pre-Closing Taxes (as defined below) and Indemnified Taxes that are shown as due on such Tax Return. For purposes of this Agreement, “Indemnified Taxes” means the excess of the Pre-Closing Taxes over the amount of such Pre-Closing Taxes that was taken into account in computing the Closing Net Working Capital (but excluding any Tax liability of the Company resulting from or in connection with Parent’s breach of covenants under this Section 6.04).

(iii) If the Stockholders’ Representative disagrees with the manner of preparation of a Parent Prepared Return or the amount of Pre-Closing Taxes or Indemnified Taxes calculated in a Pre-Closing Tax Statement, within thirty (30) days after receipt of such Parent Prepared Return and Pre-Closing Tax Statement, the Stockholders’ Representative shall provide to Parent a notice of such dispute (a “Tax Statement Dispute”). If the Stockholders’ Representative does not provide a notice of Tax Statement Dispute within such thirty-day period, the Stockholders’ Representative shall be deemed to have accepted the Parent Prepared Return and Pre-Closing Tax Statement relating thereto for purposes of Article 9. Parent and the Stockholders’ Representative shall attempt to resolve their disagreement within the fifteen (15) days following the Stockholders’ Representative’s notification to Parent of a Tax Statement Dispute. If the Stockholders’ Representative and Parent cannot reach complete agreement within fifteen (15) days, they each shall select a Tax expert from an accounting firm or law firm knowledgeable in the area of the dispute, and such experts shall attempt to resolve the differences. Each Party shall be responsible for the costs and fees of its Tax expert. If Parent and the Stockholders’ Representative are unable to resolve their disagreement through their respective Tax experts, the dispute shall be submitted to an arbitrator (the “Tax Arbitrator”) pursuant to the procedures described in Section 1.09(c) with respect to the Accounting Arbitrator, for resolution within fifteen (15) days of such submission. The decision of the Tax Arbitrator with respect to such dispute shall be binding upon the Parties.

(iv) Each Pre-Closing Tax Statement shall be treated as the notice required by Section 9.04(a) in respect of any claim for indemnity by any Parent Indemnified Party in respect of the Indemnified Taxes shown thereon. Any Loss attributable to Indemnified Taxes shall be determined by reference to actual losses or expenses of the Parent Indemnified Parties in the same manner as other Losses pursuant to Article 9, and, for instance, shall be reduced by any Tax benefit that is correlative to the incurring of or payment of such Indemnified Taxes. The amount of the Loss attributable to Indemnified Taxes shown in any Pre-Closing Tax Statement as finally determined pursuant to the preceding paragraph shall be treated as a “Loss” that is indemnifiable pursuant to Section 9.01. For purposes of this Agreement, “Pre-Closing Taxes” means all Taxes attributable to taxable periods of the Company ending on or before the Closing Date, and the Taxes allocable to the portion of any other taxable period of the Company through the Closing Date as determined pursuant to Section 6.04(b), other than Taxes that are Transaction Expenses required to be borne by Parent pursuant to Section 11.01.

(b) Taxable Year Closing; Allocation of Taxes. Parent shall, unless otherwise required by Applicable Law, treat the taxable periods of the Company as ending as of the close of business on the Closing Date. Parent shall not permit the Company to take any action after the Closing on the Closing Date that is out of the Ordinary Course of Business, except as required by this Agreement. For purposes of this Agreement, Taxes incurred by the Company with respect to a taxable period that includes but does not end on the Closing Date shall be allocated to the portion of the period ending on the Closing Date: (i) except as provided in (ii) and (iii) below, to the extent feasible, on a specific identification basis, according to the date of the event or transaction giving rise to the Tax, and (ii) except as provided in (iii) below, with respect to periodically assessed ad valorem Taxes and Taxes not otherwise reasonably allocable to specific transactions or events, in proportion to the number of days in such period occurring through the Closing Date compared to the total number of days in such period, and (iii) in the case of any Tax based upon or related to income or receipts, in an amount equal to the Tax that would be payable if the relevant taxable period ended on the Closing Date. Any Tax credit available in computing Tax liability for a taxable period that begins before and ends after the Closing Date shall be allocated using the same principles as specified in clauses (i) through (iii) above with respect to the Tax against which it is creditable. All determinations necessary to give effect to the foregoing allocations shall be made in a manner consistent with prior practices of the Company. Notwithstanding the foregoing, the Parties agree that no part of the Taxes arising from transactions of the Company after the Closing on the Closing Date shall be treated as Pre-Closing Taxes.

(c) Tax Elections; Amended Returns. Except in connection with a Proceeding resolved pursuant to Section 6.04(e) (including consistent correlative adjustments to Tax Returns for non-audited taxable periods), no Party or Affiliate of a Party may amend or cause the amendment of a Tax Return of the Company, or file or amend any Tax election, or file a Tax Return after the due date thereof, concerning the Company, in each case, with respect to any taxable period that would affect the computation of Pre-Closing Taxes, without the written consent of the Stockholders’ Representative, which consent shall not be unreasonably withheld or delayed. Parent shall, upon request by the Stockholders’ Representative, cooperate in the preparation of and submission to the proper Taxing Authority of any amended Tax Return with respect to the Company for any taxable period beginning before the Closing Date that is necessary to cause such Tax Return to be consistent with adjustments to a Tax Return for any other taxable period proposed by a Taxing Authority, or that is otherwise required by Applicable Law to be filed.

(d) Overpayments and Overaccruals of Certain Taxes. To the extent that any determination of Tax liability, whether as the result of an audit or examination, a claim for refund, the filing of an amended Tax Return or otherwise, results in a determination of an overpayment with respect to Taxes that either would have been Indemnified Taxes if unpaid as of the Closing Date or were paid pursuant to a claim for indemnification under Section 9.01, or an overaccrual of Taxes that were reflected as a liability in the calculation of Closing Net Working Capital, Parent shall promptly pay an amount equal to such overpayment or overaccrual, and the interest actually received thereon, to the Stockholders’ Representative upon receipt by (or crediting for the benefit of) Parent or its Affiliates or reversal of the overaccrual on the financial statements of Parent or the Company, unless and to the extent that the entitlement to any refund or credit of such overpayment was taken into account in computing the amount of indemnified Loss in respect of such Taxes or reflected in the calculation of Closing Net Working Capital. For the avoidance of doubt, Parent shall not offset any amount payable in respect of Tax overpayments and overaccruals that are payable to the Stockholders’ Representative hereunder against any indemnifiable Losses except with the prior written consent of the Stockholders’ Representative.

(e) Audits and Contests Regarding Taxes. Any Party who receives, or whose Affiliate receives, any notice of a pending or Threatened Tax audit, assessment or adjustment or other Proceeding related to Taxes against or with respect to the Company that may give rise to a right to indemnification pursuant to the terms of Article 9 shall promptly notify the Stockholders’ Representative within five (5) Business Days of receipt of such notice. Parent and the Stockholders’ Representative each agree to consult with and to keep the other informed on a regular basis regarding the status of any Tax Proceeding to the extent that such Proceeding could affect a liability of any of the Parties (including indemnity obligations hereunder). The Stockholders’ Representative shall have the right to control the conduct and settlement of, and represent the Company’s interest in, any Tax Proceeding relating to taxable periods ending on or before the Closing Date, and to employ counsel of its choice, but reasonably satisfactory to Parent for such purpose. Parent shall have the right to participate in such Tax Proceeding at its own expense, and shall be entitled to control the disposition of any issue involved in such Tax Proceeding that does not relate to or affect an Indemnified Tax. The Stockholders’ Representative and Parent shall be entitled to represent their own interests in light of their responsibilities (including indemnity obligations) for Taxes, at their own expense, in any Tax Proceeding involving a taxable period that includes but does not end on the Closing Date. Notwithstanding the foregoing provisions of this Section 6.04(e), neither the Stockholders’ Representative nor Parent shall agree to any settlement on behalf of the Company with respect to any Tax Proceeding without the consent of the other if such settlement would reasonably be expected to affect, respectively, any Tax liability of a Parent Indemnified Party that is not an Indemnified Tax, or any amount of Indemnified Tax. Except as otherwise provided in this Section 6.04(e), the provisions of Article 9, including the provisions therein addressing settlement authority, shall govern the manner in which Tax Proceedings are conducted.

(f) Cooperation, Access to Information and Records Retention. The Stockholders’ Representative and Parent shall cooperate as and to the extent reasonably requested by the other in connection with the preparation and filing of Tax Returns as provided herein and any Proceeding with respect to Taxes relating to the Company. Such cooperation shall include the provision of records and information reasonably relevant to any Tax Return or Tax Proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Parent agrees (i) to retain all books and records relevant to Taxes of the Company (including Tax Returns) relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations for assessment of Taxes for such respective taxable period, and (ii) to give the Stockholders’ Representative reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the Stockholders’ Representative so requests, Parent shall allow the Stockholders’ Representative to take possession of or copy such books and records.

(g) Tax Certificates. Parent and the Stockholders’ Representative agree, upon request of the other, to use all reasonable efforts to obtain any certificate or other document from any Governmental Body as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including with respect to the Transactions).

ARTICLE 7

CONDITIONS TO OBLIGATION TO CLOSE

Section 7.01 Conditions to Obligations of Each Party Under This Agreement. The respective obligations of each Party to effect the Merger shall be subject to the satisfaction at or prior to the Closing of the following conditions (any or all of which may be waived in writing by a Party with respect only to itself, in whole or in part):

(a) Proceedings. No Governmental Body of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation or Order (whether temporary, preliminary or permanent) that (i) is in effect and (ii) has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger; provided, however, that prior to asserting this condition, subject to Section 5.01, each of the Parties shall have used their reasonable best efforts to prevent the entry of any Order and to appeal as promptly as possible any such Order that may be entered.

(b) Consents. The third party consents set forth on Schedule 7.01(b) of the Company Disclosure Schedules shall have been obtained by the Company and written evidence of such consents shall have been delivered to Parent.

(c) Required Vote. The Required Stockholder Approval shall have been obtained by the Company.

Section 7.02 Additional Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger shall be subject to the satisfaction at or prior to the Closing of the following conditions (any or all of which may be waived in writing by Parent or Merger Sub, as applicable, with respect only to itself, in whole or in part):

(a) Representations and Warranties. The representations and warranties of the Company set forth in Article 3 of this Agreement shall be true and correct as of the Closing Date (without giving effect to any Supplement), as if made as of such time (except to the extent that such representations and warranties expressly relate to a specific date or as of the date hereof, in which case such representations and warranties shall be true and correct as of such date), in all material respects, other than representations and warranties subject to “materiality” qualifiers or containing the terms “Material Adverse Effect,” the representations and warranties in Sections 3.01, 3.02, 3.06 and 3.24, each of which shall be true and correct in all respects, and the representations and warranties in Section 3.05, which shall be true and correct in all respects other than inaccuracies that are de minimis. Parent shall have received a certificate signed by Peter A. Cunningham and Kevin Gates, each on behalf of the Company, to such effect.

(b) Agreements and Covenants. The Company shall have performed or complied with all of its agreements and covenants hereunder in all material respects through the Closing. Parent shall have received a certificate signed by Peter A. Cunningham and Kevin Gates, each on behalf of the Company, to such effect.

(c) Documents. All of the other documents, instruments and agreements to be executed and/or delivered pursuant to this Agreement (including the Stockholder Escrow Agreement) shall have been executed by the parties thereto other than Parent and Merger Sub, as applicable, and delivered to Parent and Merger Sub, as applicable.

(d) No Material Adverse Effect. Since the date of this Agreement, no event or circumstance shall have occurred which has had or could reasonably be expected to have a Material Adverse Effect on the Company. Parent shall have received a certificate signed by Peter A. Cunningham and Kevin Gates, each on behalf of the Company, to such effect.

(e) Non-Competition and Confidentiality Agreements. Each of the persons set forth on Schedule 7.02(e) shall have executed and delivered to Parent agreements in the form set forth on Exhibit E.

(f) Advisory Agreement. Peter Cunningham shall have executed and delivered to Parent an agreement in the form set forth on Exhibit F.

(g) No Indebtedness. The Company shall have paid and satisfied all Indebtedness and provided to Parent evidence reasonably satisfactory to Parent that the Company has paid and satisfied all Indebtedness and that any Encumbrances related thereto have been or upon Closing will be released and discharged. Parent shall have received a certificate signed by Peter A. Cunningham and Kevin Gates, each on behalf of the Company, to such effect.

(h) FIRPTA Certification. The Company shall provide Parent with (i) a properly executed Foreign Investment and Real Property Tax Act of 1980 Notification Letter stating that shares of the Company’s capital stock do not constitute “United States real property interests” under Section 897(c) of the Code for purposes of satisfying Parent’s obligations under Treasury Regulations Section 1.1445-2(c)(3) and (ii) a form of notice to the U.S. Internal Revenue Service in accordance with the requirements of U.S. Treasury Regulations Section 1.897-2(h)(2), along with written authorization for Parent to deliver such form of notice to the U.S. Internal Revenue Service on behalf of the Company.

(i) Resignation Letters. The Company shall have delivered to Parent duly executed resignations, substantially in the form attached hereto as Exhibit G, effective as of the Closing Date, of (A) each director of the Company and each of its Subsidiaries and (B) such officers of the Company and each of its Subsidiaries, in each case, in form reasonably acceptable to Parent.

(j) Letters of Transmittal. The Parent shall have received duly executed Letters of Transmittal from Company Stockholders representing at least ninety percent (90%) of the Company Common Stock.

(k) No Dissenters. Holders of not more than 5% of the issued and outstanding Company Common Stock as of the Closing (calculated on an as-converted, fully diluted basis (including all shares of Company Common Stock that are subject to purchase upon exercise of all Options and other instruments of the Company exercisable for or convertible into Company Common Stock issued and outstanding immediately prior to the Effective Time)) shall have elected to, and continue to have contingent rights to, exercise appraisal rights or dissenters’ rights under Delaware Law as to such shares.

Section 7.03 Additional Conditions to Obligations of the Company. The obligations of the Company to effect the Merger shall be subject to the satisfaction at or prior to the Closing of the following conditions (any or all of which may be waived in writing by the Company, in whole or in part):

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in Article 4 of this Agreement shall be true and correct as of the Closing Date, as if made as of such time (except to the extent that such representations and warranties expressly relate to a specific date or as of the date hereof, in which case such representations and warranties shall be true and correct as of such date), in all material respects, other than representations and warranties subject to “materiality” qualifiers or containing the terms “Material Adverse Effect,” which shall be true and correct in all respects. The Company shall have received certificates signed on behalf of each of Parent and Merger Sub to such effect.

(b) Agreements and Covenants. Each of Parent and Merger Sub shall have performed or complied with all of its respective agreements and covenants hereunder in all material respects through the Closing. The Company shall have received certificates signed on behalf of each of Parent and Merger Sub to such effect.

(c) Documents. All of the documents, instruments and agreements to be executed and/or delivered pursuant to this Agreement (including the Stockholder Escrow Agreement) shall have been executed by the parties thereto other than the Company and delivered to the Company.

ARTICLE 8

TERMINATION

Section 8.01 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Closing:

(a) By mutual written consent of Parent and the Company;

(b) By either Parent or the Company if:

(i) the Closing shall not have been consummated on or before the Termination Date; or

(ii) a Governmental Body shall have issued an Order or taken any other action, in each case that has become final and non-appealable and that restrains, enjoins or otherwise prohibits the Merger.

(c) By Parent, if:

(i) (A) Parent is not in material breach of its obligations under this Agreement, and (B) (x) any of the representations and warranties of the Company set forth herein become untrue or inaccurate such that Section 7.02(a) would not be satisfied or (y) there has been a breach on the part of the Company of any of its covenants or agreements contained in this Agreement such that Section 7.02(b) would not be satisfied, and, in each of case (x) and case (y), such breach (if curable) has not been cured within thirty (30) days after written notice to the Company;

(ii) (A) the board of directors of the Company (or any committee thereof) shall have failed to recommend to stockholders of the Company the adoption of this

Agreement, (B) prior to the effective time of the Required Stockholder Approval, the board of directors of the Company (or any committee thereof) shall have withdrawn or modified in a manner adverse to Parent or Merger Sub its recommendation or approval of the Merger or the other Transactions, (C) the board of directors of the Company (or any committee thereof) shall have approved or recommended to the stockholders of the Company an Acquisition Proposal other than the Merger or (D) the board of directors of the Company shall have entered into any Contract relating to any Acquisition Proposal;

(d) By the Company, if (A) the Company is not in material breach of its obligations under this Agreement, and (B) (x) any of the representations and warranties of Parent or Merger Sub set forth herein become untrue or inaccurate such that Section 7.03(a) would not be satisfied or (y) there has been a breach on the part of Parent or Merger Sub of any of its covenants or agreements contained in this Agreement such that Section 7.03(b) would not be satisfied, and, in each of case (x) and case (y), other than a breach by Parent of any covenant set forth in Section 5.07, such breach (if curable) has not been cured within thirty (30) days after written notice to Parent; or

Section 8.02 Effect of Termination.

(a) Except as provided in this Section 8.02, in the event of the termination of this Agreement pursuant to Section 8.01, this Agreement (other than this Section 8.02, Section 5.03, the last sentence of Section 5.04 and Sections 11.01, 11.03, 11.05, 11.07, 11.08, 11.09 and 11.12, which shall survive such termination) shall forthwith become void, and there shall be no liability on the part of any Party or any of their respective officers or directors to the other Parties and all rights and obligations of any Party will cease, except that nothing herein will relieve any Party from liability for (i) breach of any covenant or agreement contained in this Agreement, including the failure to consummate the Transactions or (ii) actual fraud; provided, however, that in the event this Agreement is terminated pursuant to Section 8.01(c)(ii), then the Company shall pay as directed by Parent in writing an amount equal to all of the reasonable out-of-pocket costs and expenses incurred by Parent or its Affiliates in connection with this Agreement and the Ancillary Documents (the “Expense Reimbursement”). Any Expense Reimbursement due as a result of such termination shall be paid by wire transfer of same-day funds within three Business Days after the date of termination of this Agreement. In no event shall the Company be required to pay the Expense Reimbursement hereunder on more than one occasion. In determining Losses or other damages recoverable upon termination by a Party for another Party’s breach, the Parties acknowledge and agree that such Losses and other damages shall not be limited to reimbursement of expenses or out-of-pocket costs, and shall include the benefit of the bargain lost by such Party or, in the case of the Company, the Company Stockholders and Company Option Holders (taking into consideration relevant matters, including other opportunities and the time value of money).

(b) The Parties acknowledge that the agreements contained in this Section 8.02 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Parties would not enter into this Agreement. If either Party fails to promptly pay to the other party any fee due hereunder, the non-paying Party shall pay the costs and expenses (including legal fees and expenses) in connection with any action, including the filing of any lawsuit or other legal action, taken to collect payment, together with interest on the amount of any unpaid fee at the publicly announced prime rate of interest reported as of the date of termination pursuant to Section 8.01 (or, if not a Business Day, the first Business Day thereafter), by The Wall Street Journal in its money rates column for the date such fee was required to be paid, plus the lesser of five percent (5%) and such percentage as would not cause the total interest rate to exceed the maximum rate permitted by Applicable Law. Payment of the fees and expenses described in this Section 8.01(b) shall not be in lieu of liability pursuant to any other provision of this Agreement.

ARTICLE 9

INDEMNIFICATION

Section 9.01 Indemnification of Parent. Subject to the limitations set forth in this Article 9, from and after the Closing, Parent and its officers, directors, employees, Affiliates (which shall include the Surviving Corporation after the Closing) and agents (collectively, the “Parent Indemnified Parties”), shall be entitled to indemnification by recovery from the Indemnity Escrow Deposit for any and all Losses arising out of (a) any inaccuracy of any representation or the breach of any warranty made by the Company in Article 3; (b) any breach or nonfulfillment by the Company before the Closing of any covenant or agreement in this Agreement that has not been cured within thirty (30) days after receipt of written notice thereof by the Company; (c) Indemnified Taxes (except as otherwise provided in Section 6.04(a)(ii)); (d) any breach by any of the members of the board of directors of the Company of a fiduciary duty to the Company or the Company Stockholders in connection with this Agreement; (e) any amount payable in respect of any Dissenting Share (on a per share basis) in excess of the Merger Consideration (on a per share basis) and reasonable costs and expenses of defending claims involving Dissenting Shares; and/or (f) the failure of the Company to pay and satisfy in full at or prior to the Closing all Indebtedness.

Section 9.02 Indemnification by Parent. From and after the Closing, Parent shall defend, indemnify and hold the stockholders of the Company and their respective officers, directors, employees, stockholders, Affiliates and agents (the “Stockholder Indemnified Parties”) harmless from and against any and all Losses arising out of (a) any inaccuracy of any representation or the breach of any warranty made by Parent or Merger Sub in Article 4 and/or (b) any breach or nonfulfillment by the Company, after the Closing, or Parent or Merger Sub of any covenant or agreement in this Agreement that has not been cured within thirty (30) days after receipt of written notice thereof by Parent.

Section 9.03 Third Party Claims.

(a) In the event that any Parent Indemnified Party desires to make a claim against the Indemnity Escrow Deposit or any Stockholder Indemnified Party desires to make a claim against Parent, in each case in connection with any Proceeding, demand or other claim of a Third Party at any time instituted against or made upon such Indemnified Party for which such Indemnified Party may seek indemnification hereunder (a “Third Party Claim”), such Indemnified Party shall promptly notify in writing the applicable Indemnification Control Person of such Third Party Claim and the Indemnified Party’s claim for indemnification with respect thereto after obtaining notice of such Third Party Claim.

(b) The Indemnification Control Person shall have the right to assume the defense of any Third Party Claim with counsel of its choice by providing written notice to the Indemnified Party within thirty (30) days after the Indemnification Control Person has received notice of such Third Party Claim; provided, however, that, except as otherwise provided in respect of claims subject to Section 6.04(e), the Indemnified Party shall not be required to permit such an assumption of the defense of any Third Party Claim that, if not first paid, discharged or otherwise complied with, has had or could reasonably be expected to have a Material Adverse Effect on Parent or the stockholders of the Company (as the case may be).

(c) The assumption of the defense of any Third Party Claim by the Indemnification Control Person shall not constitute an admission of responsibility to indemnify the Indemnified Party or in any manner impair or restrict the Indemnifying Party’s rights to later be reimbursed its costs and expenses if indemnification under this Agreement with respect to such Proceeding, demand or other claim was not required. The Indemnification Control Person shall not, in the defense of such claim, consent to the entry of any judgment (other than a judgment of dismissal on the merits without costs) or enter into any settlement without the written consent of the Indemnified Party, which consent shall not be unreasonably withheld, delayed or conditioned, except that no such consent shall be required if the sole relief provided is monetary damages that are reimbursed to the Indemnified Party in full as Losses (subject to, with respect to claims by the Parent Indemnified Parties, the remaining Deductible Amount, if any, that will be paid by the Parent Indemnified Party, and subject to the other indemnification limitations set forth in this Agreement).

(d) If the Indemnification Control Person assumes the defense of a Third Party Claim, the Indemnified Party shall be entitled to participate in the defense of such claim, but solely by observation and comment to the Indemnification Control Person, and any counsel selected by the Indemnified Party shall not appear on its behalf in any Proceeding arising hereunder. The Indemnified Party shall bear the fees and expenses of any additional counsel retained by it to participate in its defense unless (i) the Indemnifying Party shall have elected not, or, after reasonable written notice of any such Third Party Claim shall have failed (within thirty (30) days after the Indemnifying Party’s receipt of such written notice), to assume or participate in the defense thereof, (ii) the employment thereof and payment of fees and expenses therefor has been specifically authorized by the Indemnifying Party in writing or (iii) the parties to any such Third Party Claim (including any impleaded parties) include both the Indemnifying Party and the Indemnified Party and the Indemnifying Party shall have been advised in writing by counsel for the Indemnified Party that there may be one or more defenses available to the Indemnified Party that are not available to the Indemnifying Party or legal conflicts of interest pursuant to applicable rules of professional conduct between the Indemnifying Party and the Indemnified Party (in which case, the Indemnifying Party shall not have the right to assume the defense of such Third Party Claim on behalf of the Indemnified Party), in any of which events referred to in clauses (i), (ii) and (iii) the fees and expenses of one such separate counsel employed by the Indemnified Party shall be at the expense of the Indemnifying Party if and at such time it is ultimately determined that such Third Party Claim is a valid claim for indemnification under this Article 9 (if at all).

(e) If the Indemnification Control Person does not assume the defense of a Third Party Claim after receipt of notice of such Third Party Claim from the Indemnified Party pursuant to Sections 9.03(a) and 9.03(b), the Indemnified Party may defend against such claim in such manner as it reasonably deems appropriate. The Indemnified Party may not settle such claim without the written consent of the Indemnification Control Person, which consent shall not be unreasonably withheld, delayed or conditioned.

(f) The Parent Indemnified Parties and the Stockholder Indemnified Parties shall cooperate in good faith and in all respects with the Indemnification Control Person and its representatives (including its counsel) in the investigation, negotiation, settlement, trial and/or defense of any Third Party Claim (and any appeal arising therefrom). The Parties shall cooperate with each other in any notifications to and information requests of any insurers. No individual representative of any Indemnifying Party, or any Indemnifying Party’s Affiliates, shall be personally liable for any Loss or Losses under this Agreement, except as specifically agreed to by said individual representative.

Section 9.04 Payment of Claims.

(a) In the event that any Parent Indemnified Party desires to seek indemnification under this Article 9, Parent shall give reasonably prompt written notice to the Stockholders’ Representative specifying the facts constituting the basis for such claim and the amount, to the extent known, of the claim asserted. If the Stockholders’ Representative disputes such claim for indemnification, it shall notify Parent within thirty (30) days after its receipt of notice of such claim for indemnification, whereupon Parent and the Stockholders’ Representative shall meet and attempt in good faith to resolve their differences with respect to such claim for indemnification. If the dispute has not been resolved within thirty (30) days after such parties first met to attempt a resolution, either the Stockholders’ Representative or Parent may initiate litigation in accordance with Section 11.09. If the Stockholders’ Representative does not dispute such claim for indemnification, the Escrow Agent shall, to the extent jointly requested by the Stockholders’ Representative and Parent, pay the Parent Indemnified Party an amount in cash equal to the amount of such claim in accordance with the terms of the Stockholder Escrow Agreement.

(b) In the event that any Stockholder Indemnified Party desires to seek indemnification under this Article 9, the Stockholders’ Representative shall give reasonably prompt written notice to Parent specifying the facts constituting the basis for such claim and the amount, to the extent known, of the claim asserted. If Parent disputes such claim for indemnification, it shall notify the Stockholders’ Representative within thirty (30) days after its receipt of notice of such claim for indemnification, whereupon Parent and the Stockholders’ Representative shall meet and attempt in good faith to resolve their differences with respect to such claim for indemnification. If the dispute has not been resolved within thirty (30) days after such parties first met to attempt a resolution, either the Stockholders’ Representative or Parent may initiate litigation in accordance with Section 11.09. If Parent does not dispute such claim for indemnification, Parent shall pay, or shall cause the Company to pay, the Stockholder Indemnified Party an amount in cash equal to the amount of such claim.

Section 9.05 Limitations on Indemnification. No claim may be made against the Indemnity Escrow Deposit under this Article 9 unless and until the Parent Indemnified Parties have incurred aggregate Losses for which the Parent Indemnified Parties are entitled to indemnification pursuant to this Agreement in excess of Five Hundred Thousand Dollars ($500,000) in the aggregate (the “Deductible Amount”) and then only to the extent that such aggregate amount of Losses exceeds the Deductible Amount. The maximum aggregate indemnification to which all of the Parent Indemnified Parties are entitled shall not exceed an amount equal to the Indemnity Escrow Deposit (the “Cap Amount”). Notwithstanding any other provision of this Agreement to the contrary, the foregoing limitations shall not apply to any disputes in connection with the determination of the Closing Net Working Capital, which disputes shall be determined solely in accordance with the provisions of Section 1.09 and in respect of any Loss with respect to (a) the breach of any Fundamental Representation, (b) in the case of actual fraud or intentional misrepresentation by the Company arising from its representations and warranties contained in Article 3 of this Agreement, (c) Indemnified Taxes (except as otherwise provided in Section 6.04(a)(ii)); or (d) a Company Stockholder’s assertion of dissenter’s rights under Section 262 of the DGCL in connection with the Merger. For purposes of calculating the Deductible Amount and the Cap Amount, any Losses or claims attributable to the Fundamental Representations or actual fraud or intentional misrepresentation shall be ignored and shall not in any event be subject to or limited by the Deductible Amount or the Cap Amount. If and to the extent that (i) the Parent Indemnified Parties incur aggregate Losses for which the Parent Indemnified Parties are entitled to indemnification pursuant to this Agreement in excess of the Cap Amount and (ii) such Losses in excess of the Cap Amount are attributable to the Losses described in clauses (a) through (d) of the immediately proceeding sentence, the Company Stockholders will severally and not jointly, based on each Company Stockholder’s pro rata ownership of the Company Common Stock, indemnify and hold harmless such Parent Indemnified Parties in accordance with each Company Stockholder’s respective Letter of Transmittal.

Section 9.06 Exclusive Remedy. Except in the case of actual fraud or intentional misrepresentation by the Company arising from its representations and warranties contained in Article 3 of this Agreement, Parent acknowledges and agrees that following the Closing the indemnification set forth in this Article 9 shall be the sole and exclusive remedy of Parent and its Affiliates for any and all Losses or any other liabilities sustained or incurred by Parent or its Affiliates or their successors and assigns in connection with this Agreement or the Merger or otherwise arising out of the Transactions; and Parent hereby waives any other remedy that Parent and its Affiliates, or any other Parent Indemnified Party entitled to indemnification hereunder, may have hereunder, at law, in equity or otherwise with respect hereto. Except as otherwise provided in this Article 9, once any portion of the Indemnity Escrow Deposit is released pursuant to the terms of the Stockholder Escrow Agreement, the Parent Indemnified Parties shall have no further claim to such amounts. Except as provided in this Article 9, no claim, action or remedy shall be brought or maintained by any Parent Indemnified Party against the stockholders of the Company or any of their respective officers, directors, employees, stockholders, Affiliates or agents, and no recourse shall be brought or granted against any of them, by virtue of or based upon any alleged misstatement or omission respecting any inaccuracy in or breach of any of the representations, warranties or covenants of any Party hereto set forth or contained in this Agreement.

Section 9.07 Effect of Insurance, Taxes and Other Recoveries.

(a) The amount of any Losses for which indemnification is provided under this Article 9 shall be reduced by (a) any amounts that may be recovered by the Indemnified Party or any of its Affiliates from any Third Party, (b) any insurance proceeds or other cash receipts or source of reimbursement that may be received by the Indemnified Party or any of its Affiliates with respect to such Losses (each source named in clauses (a) and (b), a “Collateral Source”) and (c) the amount of any net Tax benefit, if any, available to the Indemnified Party or its Affiliates attributable to such Losses. The Indemnified Party shall, and shall cause its Affiliates to, diligently pursue all available remedies and causes of action to recover the amount of its claim as may be available from any Collateral Source; provided, however, no Party shall be obligated to make any claim for Losses with any Collateral Source prior to collecting or attempting to collect such Losses from the Indemnifying Party (except as otherwise required by Section 9.07(c)). In the event that an Indemnifying Party indemnifies an Indemnified Party on any claim referred to in the previous sentence and the Indemnified Party is not pursuing such claim, the Indemnified Party shall assign to the Indemnifying Party, to the fullest extent allowable, its rights and causes of action with respect to such claim. In the event that such assignment is not permissible, the Indemnifying Party shall be allowed to pursue such claim in the name of the Indemnified Party or its Affiliate at the Indemnifying Party’s expense. The Indemnified Party shall provide the Indemnifying Party reasonable assistance in prosecuting such claim, including making the Indemnified Party’s books and records relating to such claim available and making its and its Affiliates’ employees available for interviews, depositions, testimony and similar matters. If the amount of any Loss with respect to any indemnification claim is required to be reduced under this Section 9.07 after the date on which the Indemnifying Party is required pursuant to this Article 9 to pay such indemnification claim, the Indemnified Party shall promptly reimburse the Indemnifying Party any amount that the Indemnifying Party would not have had to pay pursuant to this Article 9 had such reduction been determined at or prior to the time of such payment.

(b) For purposes of this Article 9, the amount of the Losses relating to any item included as a liability or reserve in calculating the Closing Net Working Capital shall be calculated net of the amount so included. A Parent Indemnified Party’s right to recovery pursuant to Section 9.01 shall not apply to any Losses arising out of, relating to or resulting from any facts, events, circumstances or other matters taken into account by the Company, the Stockholders’ Representative, Parent or the Accounting Arbitrator, as the case may be, in connection with the Statement of Estimated Net Working Capital, the Statement of Closing Net Working Capital and/or the calculation of the Estimated Net Working Capital, the Closing Net Working Capital or any adjustment to the Merger Consideration pursuant to Section 1.09, in each case, whether or not any such facts, events, circumstances or other matters result in an adjustment to the Merger Consideration.

Section 9.08 No Double Recovery. Notwithstanding the fact that any Parent Indemnified Party may have the right to assert claims for indemnification under or in respect of more than one provision of this Agreement in respect to any fact, event, condition or circumstance, no Person shall be entitled to recover the amount of any Losses suffered by such Person more than once under both this Agreement and the Ancillary Documents in respect of such fact, event, condition or circumstance.

Section 9.09 Survival of Representations, Warranties and Covenants. The representations and warranties in this Agreement or any Ancillary Document delivered by or on behalf of the Parties hereto shall survive the Closing for a period of twelve (12) months after the Closing Date; provided, however, that (a) representations and warranties in Section 3.01 (Existence and Power), 3.02 (Corporate Authorizations), 3.05 (Capitalization), 3.06 (Subsidiaries), 3.23 (Brokers), 4.01 (Corporate Existence and Power), 4.02 (Corporate Authorization) and 4.09 (Brokers) shall survive for thirty-six (36) months after the Closing Date, (b) claims related to actual fraud or intentional misrepresentation by the Company arising from its representations and warranties contained in Article 3 of this Agreement shall survive until the expiration of sixty (60) Business Days following the date on which the statute of limitations otherwise applicable to such claims has expired and (c) the representations and warranties set forth in Section 3.10 (Taxes) and the indemnification obligations of clause (c) of the first sentence of Section 9.01 shall survive until the expiration of sixty (60) Business Days following the date on which such statute of limitations otherwise applicable to matters described in such representations and undertakings has expired. The covenants and agreements of the Parties to be wholly performed prior to the Closing shall survive the Closing for a period of twelve (12) months after the Closing Date; and the other covenants or agreements to be performed at or after the Closing shall survive the Closing until fully performed. After the end of the twelve (12) month period set forth in each of the two preceding sentences, no claim for breach of such representations, warranties, covenants or undertakings may be brought, and no action with respect thereto may be commenced, and no Party shall have any liability or obligation with respect thereto, unless the Indemnified Party gave written notice to the Indemnifying Party, specifying with particularity the breach of the representation, warranty or covenant claimed, on or before the expiration of such twelve (12) month period, in which case the right of the Party providing such written notice to assert its right to indemnification as to the matters so noticed shall not expire until the dispute is resolved under the terms of this Agreement. Claims with respect to matters described in Section 9.01(f) and clauses (a) and (c) of the first sentence of this Section 9.09 are collectively referred to as the “Fundamental Representations”.

ARTICLE 10

DEFINITIONS

Section 10.01 Defined Terms. When used in this Agreement, the following terms shall have the meanings set forth below:

“Accounting Arbitrator” has the meaning set forth in Section 1.09(c)(ii).

“Acquisition Proposal” means any proposal or offer to, directly or indirectly, acquire over 25% of the capital stock or equity or voting securities or consolidated total assets of the Company, including any such acquisition structured as a merger, consolidation, dissolution, recapitalization or other business combination, or the issuance by the Company of over 25% of its capital stock or other equity securities as consideration for the assets or securities of another Person, in each case other than the Merger and the exercise of Options outstanding on the date hereof and in accordance with all of their respective terms and conditions on the date hereof.

“Advisors” has the meaning set forth in Section 5.06(a).

“Affiliate” has the meaning set forth in Rule 12b-2 of the regulations promulgated under the Exchange Act.

“Aggregate Exercise Price” means the aggregate of the exercise prices of the In the Money Options outstanding immediately prior to the Effective Time.

“Agreement” has the meaning set forth in the preamble hereof.

“Ancillary Documents” means the documents, instruments and agreements to be executed and/or delivered pursuant to this Agreement or pursuant to any Ancillary Document.

“Applicable Law” or “Applicable Laws” means, with respect to any Person, any and all laws (including the common law), ordinances, constitutions, regulations, statutes, treaties, rules, codes, licenses, requirements, orders and injunctions adopted, enacted, implemented, promulgated, issued, entered by or under the authority of any Governmental Body having jurisdiction over such Person or any of such Person’s properties or assets.

“Broker” has the meaning set forth in Section 3.24.

“Business Day” means any day of the year other than a Saturday, Sunday or any other day on which commercial banks in New York, New York are authorized or required by law to be closed.

“Cap Amount” has the meaning set forth in Section 9.05.

“Certificate of Merger” has the meaning set forth in Section 1.02.

“Certificates” has the meaning set forth in Section 1.10(a).

“Closing” has the meaning set forth in Section 2.01.

“Closing Amount” means an amount equal to the Stockholder Consideration, less the Escrow Deposits.

“Closing Date” means the date on which the Closing occurs.

“Closing Net Working Capital” means, on the Closing Date (but without giving effect to the Closing), the sum of current assets of the Company minus the sum of current liabilities of the Company, in each case as determined in accordance with Modified GAAP and the reference pro forma balance sheet set forth on Appendix A (including any adjustments set forth therein). For the avoidance of doubt, cash distributed by the Company prior to the Closing and in accordance with Section 5.2 and described on the schedule thereto shall not be included as a “current asset”.

“Code” means the Internal Revenue Code of 1986, as amended.

“Collateral Source” has the meaning set forth in Section 9.07(a).

“Company” has the meaning set forth in the preamble hereof.

“Company Balance Sheet” has the meaning set forth in Section 3.07(a).

“Company Balance Sheet Date” has the meaning set forth in Section 3.07(a).

“Company Benefit Plan” has the meaning set forth in Section 3.17(a).

“Company Bylaws” means the amended and restated bylaws of the Company, as amended to date.

“Company Charter” means the certificate of incorporation of the Company, as amended to date.

“Company Common Stock” means the common stock, par value $0.001 per share, of the Company.

“Company Disclosure Schedules” has the meaning set forth in Article 3.

“Company Employee” has the meaning set forth in Section 6.02(a).

“Company Financial Statements” has the meaning set forth in Section 3.07(a).

“Company Indemnified Parties” has the meaning set forth in Section 6.03(a).

“Company Intellectual Property” has the meaning set forth in Section 3.12(b).

“Company Option Holder” means each holder of certificates, agreements or other instruments evidencing Options.

“Company Registered Intellectual Property” has the meaning set forth in Section 3.12(a).

“Company Stockholder” has the meaning set forth in Section 1.06(b)(i).

“Comparable Compensation and Benefits” has the meaning set forth in Section 6.02(a).

“Confidential Information” means any information not generally known to the public, the industry or government contractors generally, or that the Company has not disclosed to Third Parties without a written obligation of confidentiality relating to the Company’s procedures, techniques, methods, concepts, ideas, affairs, products, processes or services; provided, however, that the term “Confidential Information” shall not be deemed to include information that (i) is or becomes generally available to the public, the industry or government contractors generally without any fault of Parent or Merger Sub, or (ii) becomes available to Parent on a non-confidential basis and without any breach of an agreement of confidentiality from a source other than the Company, or (iii) is disclosed to a Governmental Body pursuant to Applicable Law and is publicly available as a result of such disclosure.

“Confidentiality Agreement” has the meaning set forth in Section 5.04.

“Contract” means any agreement, lease, license agreement (other than a license granted by a Governmental Body), contract, consensual obligation, promise, commitment, arrangement,

understanding or undertaking (whether written or oral and whether express or implied) of any type, nature or description. As used herein, the word “Contract” shall be limited in scope if modified by an adjective specifying the type of contract to which this Agreement or a provision hereof refers.

“Deductible Amount” has the meaning set forth in Section 9.05.

“DGCL” has the meaning set forth in Section 1.01.

“Dissenting Shares” has the meaning set forth in Section 1.06(c).

“DLLCA” has the meaning set forth in Section 1.01.

“Effective Time” has the meaning set forth in Section 1.02.

“Employee Benefit Plan” means any material “employee benefit plan” (as such term is defined in ERISA Section 3(3)) that is covered by Title I of ERISA and is maintained or sponsored by the Company or any of its ERISA Affiliates, including all deferred compensation, pension, profit sharing, retirement, group or individual insurance or welfare benefit plans.

“Encumbrances” means any mortgage, pledge, assessment, security interest, lease, lien, adverse claim, levy, charge or other encumbrance of any kind.

“Environment” has the meaning set forth in the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended.

“Environmental Claim” means administrative, regulatory or judicial action, suits, demands, demand letters, claims, notices of non-compliance or violation, investigation or Proceedings, Orders or agreements, arising under any Environmental Law or any Permit issued under any Environmental Law, including (i) Environmental Claims by Governmental Bodies for enforcement, cleanup, removal, response, remedial or other action or damage pursuant to any applicable Environmental Law, and (ii) Environmental Claims by any Third Party seeking damages or injunctive relief resulting from Environmental Conditions or arising from alleged injury or threat of injury to health, safety or the Environment.

“Environmental Condition” means the presence or introduction into the Environment of any Hazardous Materials (and any resulting air, soil, groundwater or surface water contamination without regard to the location to which such resulting contamination has migrated or spread) as a result of which the Company has or may become liable to any Person or by reason of which the Company or any assets of the Company may suffer or be subject to an Environmental Claim.

“Environmental Laws” means all Applicable Laws and any Order that (i) regulates or relates to (x) the protection or clean-up of the Environment; (y) the use, treatment, generation, storage, transportation, handling, disposal or release of Hazardous Materials; or (z) the preservation or protection of waterways, groundwater, drinking water, air, wildlife, plants or other natural resources; or (ii) imposes liability with respect to any of the foregoing, including the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. Section 9601 et seq.; the Resource Conservation and Recovery Act, 42 U.S.C. Section 6901 et

seq.; the Federal Water Pollution Control Act, as amended, 33 U.S.C. Section 1251 et seq.; the Toxic Substances Control Act, 15 U.S.C. Section 2601 et seq.; the Clean Air Act, 42 U.S.C. Section 7401 et seq.; the Safe Drinking Water Act, 42 U.S.C. Section 300f et seq.; the Oil Pollution Act of 1990, 33 U.S.C. Section 2701 et seq.; or any other Applicable Law of similar effect, each as amended from time to time.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means each entity that is treated as a single employer with the Company for purposes of Code Section 414.

“Escrow Agent” has the meaning set forth in Section 1.08(a).

“Escrow Deposits” has the meaning set forth in Section 1.08(b).

“Estimated Net Working Capital” has the meaning set forth in Section 1.09(a).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Expense Reimbursement” has the meaning set forth in Section 8.02(a).

“Flow of Funds Memorandum” has the meaning set forth in Section 1.09(b).

“Foreign Antitrust Laws” means any applicable foreign or supranational law, regulation, legislation or decree of any jurisdiction other than the United States designed to prohibit, restrict or regulate merger control or actions for the purpose or effect of monopolization, restraint of trade.

“Fully Diluted Share Number” means, at the Effective Time, and without duplication with respect to clauses (i) and (ii), the sum of: (i) the Stockholder Share Number, plus (ii) the total number of additional shares of Company Common Stock that would be issued and outstanding assuming the exercise, conversion or exchange, as applicable, of all outstanding Options or other Rights that are “In the Money” at the Effective Time. An Option or other Right is “In the Money” if (a) it is vested and exercisable by the holder of such Option or other Right, and (b) the exercise price per share of Company Common Stock issuable upon exercise, conversion or exchange of such Option or other Right is less than the Pro Rata Fully Diluted Amount.

“Fundamental Representations” has the meaning set forth in Section 9.09.

“GAAP” means United States generally accepted accounting principles as in effect from time to time, as applied by the Company.

“Governmental Body” means any (i) nation, state, county, city, town, village, district or other jurisdiction of any nature; (ii) federal, state, local, municipal, foreign or other government; (iii) governmental or quasi-governmental authority of any nature (including any governmental agency, branch, board, commission, department, instrumentality, office or other entity, and any court or other tribunal); (iv) multi-national organization or body; and/or (v) government entity exercising, or entitled or purporting to exercise, any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature.

“Group Return” has the meaning set forth in Section 3.10(e).

“Hazardous Materials” means (i) any petroleum or petroleum products, asbestos in any form, and polychlorinated biphenyls, and (ii) any chemicals, materials or substances, whether solid, liquid or gas, defined as or included in the definition of “contaminant,” “pollutant,” “hazardous substances,” “hazardous wastes,” “hazardous materials,” “extremely hazardous wastes,” “restricted hazardous wastes,” “toxic substances,” or “toxic pollutants” under any applicable Environmental Law.

“In the Money” has the meaning set forth in the definition of “Fully Diluted Share Number”.

“Indebtedness” means the principal amount of (plus any related accrued and unpaid interest, penalties, fees, prepayment premiums, breakage costs and other charges related thereto) of the following incurred by the Company prior to the Closing or required to be paid in order to discharge fully all such obligations at Closing: (i) all indebtedness for borrowed money or other interest-bearing indebtedness owed by the Company under any credit agreement or facility, or evidenced by any note, bond, debenture or other debt security or instrument made or issued by the Company, (ii) all letters of credit, performance bonds or bankers acceptances, (iii) indebtedness of the Company of the types described in clause (i) guaranteed, directly or indirectly, in any manner by the Company, (iv) all indebtedness secured by a security interest, pledge or mortgage on the assets of the Company, and (v) all obligations under interest rate cap, swap, collar or similar transactions or currency hedging transactions, but excluding the capital lease obligations described in Schedule 10.01.

“Indemnification Control Person” means (i) in the event of a claim by a Stockholder Indemnified Party, Parent; and (ii) in the event of a claim by a Parent Indemnified Party against the Indemnity Escrow Deposit, the Stockholders’ Representative.

“Indemnified Party” means any Person entitled to seek indemnification pursuant to Article 9.

“Indemnified Taxes” has the meaning set forth in Section 6.04(a)(ii).

“Indemnifying Party” means any Person against whom indemnification may be sought pursuant to Article 9.

“Indemnity Escrow Deposit” has the meaning set forth in Section 1.08(a).

“Insurance Policies” has the meaning set forth in Section 3.22.

“Intellectual Property” means (i) patents and patent applications, (ii) trademarks, service marks and trade names, together with any registrations and applications in connection therewith, (iii) copyrights and any registrations and applications in connection therewith, (iv) trade secrets, and (v) rights to use web site domain names.

“IRS” has the meaning set forth in Section 3.17(c).

“Knowledge” of (i) the Company means the actual knowledge of Peter Cunningham, Kevin Gates, Kevin Plexico, Mary Beth Cockerham and Brian Haney, after reasonable investigation, and (ii) Parent means the actual knowledge of Kevin T. Parker, Michael P. Corkery, Michael L. Krone, David R. Schwiesow, Deb Fitzgerald, Eric Brehm, Garland Hall, Holly Kortright, Jim Dellamore, Kevin Iaquinto, Namita Dhallan, Rick Lowrey and Carolyn Parent, after reasonable investigation.

“Leased Real Property” has the meaning set forth in Section 3.11(b).

“Letter of Transmittal” has the meaning set forth in Section 1.10(a).

“Loss” or “Losses” of a Person means any and all liabilities, losses, costs, expenses, damages, fines, penalties, charges, assessments and judgments (including reasonable attorneys’ and independent accountants’ fees) actually incurred by such Person; provided that in connection with any indemnity claim hereunder, Losses shall exclude (i) Losses that are for consequential, special, exemplary, or punitive damages, (ii) Losses for lost profits, and (iii) Losses based upon any multiplier of the Company’s earnings, cash flow or any other premium or valuation metric.

“Material Adverse Effect” means, with respect to any Person, any change or event or effect that is materially adverse to the business or condition (financial or otherwise) of such Person and its Subsidiaries, taken as a whole, excluding, in each case, any change, event or effect arising out of or resulting from (i) changes in general legal, Tax, regulatory or business conditions that, in each case, generally affect the geographic regions or industries in which such Person conducts its business, including changes in the use, adoption or non-adoption of industry standards; (ii) changes in conditions in the U.S. or global economy or capital, financial, credit, foreign exchange or securities markets generally, including any disruption thereof; (iii) fires, epidemics, quarantine restrictions, strikes, freight embargoes, earthquakes, hurricanes, floods or other acts of God or natural disasters; (iv) national or international political conditions, any outbreak or escalation of hostilities, insurrection or war, whether or not pursuant to declaration of a national emergency or war, acts of terrorism or similar calamity or crisis; (v) acts of any Governmental Body in its sovereign capacity; (vi) changes in Applicable Law or changes required to be made under applicable accounting regulations or principles or interpretations thereof; (vii) any failure to meet any internal estimates, earnings or other financial projections, performance measures or operating statistics, provided that the underlying causes of such failure shall not be excluded by this clause (vii); (viii) the negotiation, announcement, pendency, execution, delivery or performance of this Agreement or the Ancillary Documents, the consummation of any of the Transactions or the identity of the other Party; (ix) such Person’s actions taken, delayed or omitted to be taken in accordance with this Agreement or taken at the request or with the prior written consent of the other Party or any change, event or effect relating to any action taken (or any failure to take any action) by any other Party hereto; (x) any matter set forth in any of the Company Disclosure Schedules; or (xi) any change, event or effect that has been cured prior to the Closing.

“Material Contracts” has the meaning set forth in Section 3.13(a).

“Material Inbound IP Agreements” has the meaning set forth in Section 3.12(a).

“Material IP Agreements” has the meaning set forth in Section 3.12(a).

“Material Lease” has the meaning set forth in Section 3.11(b).

“Material Leased Real Property” has the meaning set forth in Section 3.11(b).

“Material Outbound IP Agreements” has the meaning set forth in Section 3.12(a).

“Material Supplier” has the meaning set forth in Section 3.20.

“Merger” has the meaning set forth in the recitals hereof.

“Merger Consideration” has the meaning set forth in Section 1.06(a).

“Merger Sub” has the meaning set forth in the preamble hereof.

“Modified GAAP” has the meaning set forth on Appendix B.

“Notice of Superior Proposal” has the meaning set forth in Section 5.06(b).

“Option” has the meaning set forth in Section 1.07.

“Option Payment” has the meaning set forth in Section 1.07.

“Option Plans” has the meaning set forth in Section 1.07.

“Optionholder Consideration” means an amount equal to (a) the product of (x) the Pro Rata Fully Diluted Amount and (y) the aggregate number of In the Money Options, minus (b) the Aggregate Exercise Price.

“Order” means any judgment, award, decision, consent decree, permanent injunction, ruling, writ, order, charge or other restriction of a Governmental Body that is binding on any Person or its property under Applicable Law.

“Ordinary Course of Business” means the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency).

“Parent” has the meaning set forth in the preamble hereof.

“Parent Indemnified Parties” has the meaning set forth in Section 9.01.

“Parent Plans” has the meaning set forth in Section 6.02(b).

“Parent Prepared Return” has the meaning set forth in Section 6.04(a)(i).

“Party” or “Parties” has the meaning set forth in the preamble hereof.

“Permit” or “Permits” means any and all permits, licenses, filings, authorizations, registrations, qualifications, consents, approvals or indicia of authority (and any pending applications for approval or renewal of a Permit) issued by any Governmental Body that are required by, or issued to or on behalf of, a Person, in order for the Company or such Person to own, construct, operate, sell, inventory, disburse or maintain any of its assets or conduct all or any portion of its business.

“Permitted Encumbrances” means (a) Taxes, assessments and other governmental levies, fees or charges that are (i) not due and payable as of the Closing Date, or (ii) being contested in good faith by appropriate Proceedings, (b) statutory Encumbrances, mechanic’s liens and similar liens for labor, materials or supplies, in each case incurred in the Ordinary Course of Business for amounts that are (i) not delinquent by more than ninety (90) days, or (ii) being contested in good faith by appropriate Proceedings, (c) pledges or deposits to secure obligations under Applicable Laws related to workers’ compensation or similar legislation or to secure public or statutory obligations, (d) deposits to secure the performance of bids, trade contracts, leases, statutory obligations, surety and appeal bonds, performance bonds and other similar obligations, (e) present or future zoning, building codes and other land use Applicable Law regulating the use or occupancy of Real Property or the activities conducted thereon that are imposed by any Governmental Body having jurisdiction over such Real Property, (f) Encumbrances for any financing that is an obligation of the Company that will be paid off at or prior to the Closing, (g) purchase money liens and liens securing rental payments under capital lease arrangements, (h) restrictions on the transferability of securities arising under Applicable Laws, (i) Encumbrances referred to on Schedule 10.02 in the Company Disclosure Schedules and (j) easements, rights of way, covenants, conditions, restrictions and other similar matters and other title defects and Encumbrances that do not materially impair the use or occupancy of Real Property or the operation of the business of the Company.

“Person” means an individual, a partnership, a limited partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or any other business entity or a Governmental Body.

“Personal Property” has the meaning set forth in Section 3.11(c).

“PIIA” has the meaning set forth in Section 3.12(c).

“Pre-Closing Tax Statement” has the meaning set forth in Section 6.04(a)(ii).

“Pre-Closing Taxes” has the meaning set forth in Section 6.04(a)(iv).

“Principal Stockholder” means Cayman eBusiness Limited.

“Pro Rata Closing Amount” means an amount per share of Company Common Stock equal to (i) the Closing Amount divided by (ii) the Stockholder Share Number.

“Pro Rata Fully Diluted Amount” means an amount equal to (i) the Merger Consideration (without regard to any adjustment thereto pursuant to Section 1.09) divided by (ii) the Fully Diluted Share Number.

“Pro Rata Indemnity Escrow Amount” means an amount per share of Company Common Stock equal to (i) such portion of the Indemnity Escrow Deposit actually being distributed from time to time by the Escrow Agent to the Company Stockholders pursuant to the Stockholder Escrow Agreement divided by (ii) the Stockholder Share Number.

“Pro Rata Stockholders’ Representative Escrow Amount” means an amount per share of Company Common Stock equal to (i) such portion of the Stockholders’ Representative Escrow Deposit actually being distributed from time to time by the Escrow Agent to the Company Stockholders pursuant to the Stockholders’ Representative Escrow Agreement divided by (ii) the Stockholder Share Number.

“Pro Rata Working Capital Escrow Amount” means an amount per share of Company Common Stock equal to (i) such portion of the Working Capital Escrow Deposit actually being distributed from time to time by the Escrow Agent to the Company Stockholders pursuant to the Stockholder Escrow Agreement divided by (ii) the Stockholder Share Number.

“Proceeding(s)” means any claim, suit, litigation, arbitration, hearing, audit, investigation or other action (whether civil, criminal, administrative or investigative) commenced, brought, conducted, or heard by or before, any Governmental Body or arbitrator.

“Real Property” means land, together with all buildings, structures, improvements and fixtures located thereon, and easements and other rights and interests appurtenant thereto.

“Release” has the meaning set forth in the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended.

“Required Stockholder Approval” has the meaning set forth in Section 5.08.

“Rights” means any and all outstanding subscriptions, warrants, options or other arrangements or commitments obligating or that may obligate (with or without notice or passage of time or both) a company to issue or dispose of any securities of a company, including convertible securities and debt securities.

“Statement of Closing Net Working Capital” has the meaning set forth in Section 1.09(c)(i).

“Statement of Estimated Net Working Capital” has the meaning set forth in Section 1.09(a).

“Stockholder Consideration” means the Merger Consideration less the Optionholder Consideration.

“Stockholder Escrow Agreement” has the meaning set forth in Section 1.08(a).

“Stockholder Indemnified Parties” has the meaning set forth in Section 9.02.

“Stockholder Share Number” means the aggregate number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time,

“Stockholders’ Representative” has the meaning set forth in Section 2.03(a).

“Stockholders’ Representative Escrow Agreement” has the meaning set forth in Section 1.08(b).

“Stockholders’ Representative Escrow Deposit” has the meaning set forth in Section 1.08(b).

“Subsidiary” means any corporation, partnership, limited liability company or other legal entity of which the Company (either alone or together with any other Subsidiary) owns any stock or other equity or partnership interests (excepting not more than five percent (5%) equity holdings in publically held and traded companies and one percent (1%) equity holdings in private companies, in each case, for investment purposes) the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity or of which the Company controls the management. The term “Subsidiary” shall include all Subsidiaries of such Subsidiary.

“Superior Proposal” means any unsolicited, bona fide Acquisition Proposal to acquire all or substantially all of the equity securities or assets of the Company, pursuant to a tender or exchange offer, a merger, a consolidation, a liquidation or dissolution, a recapitalization, a sale of all or substantially all its assets or otherwise, that the board of directors of the Company determines in good faith, after consultation with outside legal counsel and financial advisors, if completed on the terms proposed, would be more favorable from a financial point of view to the Company Stockholders than the Merger, taking into account (i) all of the terms and conditions of such proposal and this Agreement (including any proposal by Parent to amend the terms of the Merger) and (ii) such other factors (in addition to price) as the board of directors of the Company reasonably considers to be relevant (including, for example, legal, regulatory and timing factors).

“Supplement” has the meaning set forth in Section 11.04.

“Surviving Corporation” has the meaning set forth in Section 1.01.

“Target Net Working Capital” means Two Million One Hundred Thousand Dollars ($2,100,000).

“Tax” or “Taxes” means all tax of any kind whatsoever payable to a Governmental Body, including all income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, ad valorem, value added, inventory, franchise, profits, withholding, social security (or similar), unemployment, disability, Real Property, personal property, unclaimed property, escheat, sales, use, transfer, registration, alternative or add-on minimum, or estimated tax, and including any interest, penalty, or addition thereto, whether disputed or not.

“Tax Arbitrator” has the meaning set forth in Section 6.04(a)(iii).

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement with respect to any Tax required to be filed, or actually filed, with a Taxing Authority, including any schedule or attachment thereto, and including any amendment thereof.

“Tax Statement Dispute” has the meaning set forth in Section 6.04(a)(iii).

“Taxing Authority” means the Governmental Body responsible for the administration of any Tax.

“Termination Date” means the thirtieth (30th) day after the date hereof.

“Third Party” or “Third Parties” means any Person that is neither the Stockholders’ Representative nor a Party to this Agreement nor a Subsidiary or Affiliate of any Party.

“Third Party Claim” has the meaning set forth in Section 9.03(a).

“Third Party Interests” has the meaning set forth in Section 3.06.

“Threatened” means as follows: a Proceeding, dispute or other matter will be deemed to have been “Threatened” if any demand or statement has been made in writing, or any notice has been given in writing that would lead a reasonably prudent Person to conclude that such a Proceeding, dispute or other matter will, with substantial certainty, be asserted, commenced, taken or otherwise pursued in the future; provided, however, that the foregoing shall not include customer billing, service or warranty disputes in the Ordinary Course of Business.

“Transaction Expenses” has the meaning set forth in Section 11.01.

“Transactions” means the Merger and any other transactions contemplated by or pursuant to this Agreement or any of the Ancillary Documents.

“Transfer Taxes” has the meaning set forth in Section 11.01.

“Withholdings” means the amount reasonably determined jointly by Parent and the Company in good faith to be withheld from the Merger Consideration as required by Applicable Law (arising from, without limitation, withholding obligations of the Company and its Subsidiaries arising from the cancellation and settlement of any Options), which amount(s) shall be timely remitted to the appropriate Governmental Body by or on behalf of the Surviving Corporation at or after the Closing.

“Working Capital Escrow Deposit” has the meaning set forth in Section 1.08(a).

ARTICLE 11

MISCELLANEOUS

Section 11.01 Expenses. All costs and expenses (including legal fees and expenses) arising from or incident to this Agreement, the Ancillary Documents and the Transactions (collectively, the “Transaction Expenses”) incurred by Parent or Merger Sub (including the commissions, fees or other compensation of Parent’s and Merger Sub’s Broker or Brokers) shall be borne by Parent. All Transaction Expenses incurred by the Company (including the commissions, fees or other compensation of the Company’s Broker) shall be borne by the Company and, to the extent determinable as of the Closing Date, shall be paid prior to the

Closing or, if paid at the Closing, as set forth in the Flow of Funds Memorandum. All transfer, documentary, sales, use, stamp, registration and other such Taxes, and all conveyance fees, recording charges and other similar fees and charges (including any penalties and interest) (collectively, the “Transfer Taxes”) incurred in connection with the consummation of the Transactions shall be deemed to be a Transaction Expense incurred by Parent. Parent shall prepare and cause to be filed all necessary Tax Returns and other documentation with respect to all such Transfer Taxes, fees and charges. Parent shall be responsible for all filing fees for any required filings. Except as expressly set forth herein, in the event that the Company or any of its stockholders is held liable for any such Transfer Taxes, fees or charges by any Third Party (including a Governmental Body), Parent agrees and undertakes to fully indemnify the Company or such stockholders, as the case may be, against such liability.

Section 11.02 No Third Party Beneficiaries. Except as otherwise set forth in Article 1, Section 6.03 and Article 9, this Agreement shall not confer any rights or remedies upon any Person other than the Parties and the Stockholders’ Representative and their respective successors and permitted assigns; provided, however, that, (i) notwithstanding the foregoing, in the event the Closing occurs, the past, present and future officers and directors of the Company (and their successors, heirs and representatives) are intended third-party beneficiaries of, and shall be entitled to the protections of, Section 6.03, as applicable, (ii) from and after the Effective Time, the Company Stockholders (and their successors, heirs and representatives) and the Company Option Holders with In the Money Options or Rights (and their successors, heirs and representatives) shall be intended third-party beneficiaries of, and may enforce, Article 1 and (iii) the past, present and future directors, officers, employees, incorporators, members, partners, stockholders, Affiliates, agents, attorneys, advisors and representatives of the Parties, and any Affiliate of any of the foregoing, are intended third-party beneficiaries of, and shall be entitled to enforce, the last sentence of Section 9.06.

Section 11.03 Entire Agreement. This Agreement, including the Company Disclosure Schedules, the Parent Disclosure Schedules and any Appendices and Exhibits attached hereto, the Stockholder Escrow Agreement, the Stockholders’ Representative Agreement, the Confidentiality Agreement and the other Ancillary Documents, constitutes the entire agreement among the Parties and supersedes any prior understandings, agreements or representations by or among the Parties, written or oral, to the extent that they relate in any way to the subject matter hereof.

Section 11.04 Exhibits and Schedules. The Company Disclosure Schedules, the Parent Disclosure Schedules and any Exhibits and Appendices attached hereto are incorporated herein by reference and made a part hereof. A fact or matter disclosed in the Company Disclosure Schedules with respect to one section or subsection shall be deemed to be disclosed with respect to each other section or subsection where such disclosure is appropriate to the extent that it is reasonably apparent from reading such Company Disclosure Schedule that such disclosure is applicable to such other sections or subsections. From time to time prior to the Closing, the Company may amend, supplement or revise the Company Disclosure Schedules with respect to any matter (each such amendment, supplement or revision, a “Supplement”) but solely with respect to events that occur or become known or circumstances that first arise or become known between the date of this Agreement and the Closing, which Supplement shall be effective for all purposes under this Agreement, including to cure any misrepresentation or breach of warranty that otherwise might have existed hereunder by reason of such matter and for purposes of Article 9; provided that the Supplement shall in no way be effective for purposes of the conditions set forth in Article 7. If a Supplement contains any matter representing a change to the information on the Company Disclosure Schedules that would result in an adverse effect on the Company exceeding One Hundred Thousand Dollars ($100,000) and the Parent, as a result thereof, determines in its sole and absolute discretion makes it unwilling to proceed with consummating the transactions contemplated hereby, then Parent shall have the right and option, but not the obligation, exercisable at any time prior to Closing, to provide written notice to the Company that Parent has elected to terminate this Agreement pursuant to this Section 11.04.

Section 11.05 Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. No Party may assign this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of the other Party.

Section 11.06 Counterparts and Facsimile Signatures. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. The counterparts of this Agreement may be executed and delivered by facsimile signature by any of the Parties to any other Party and the receiving Party may rely on the receipt of such document so executed and delivered by facsimile as if the original had been received.

Section 11.07 Notices. All notices, requests, demands, claims and other communications hereunder shall be in writing and shall be deemed duly given (a) upon receipt if delivered personally, (b) upon confirmation if telecopied or (c) on the first Business Day following dispatch if sent by an internationally recognized overnight courier service, such as United Parcel Service, Inc.; provided that if delivered on a date that is not a Business Day or after 5:00 p.m. on a Business Day (in each case at the place of delivery), such notice, request, demand, claim or other communication shall be deemed delivered on the next succeeding Business Day; provided, further, that such notice, request, demand, claim or other communication is delivered to the applicable Party (or the Stockholders’ Representative, as applicable) at such Party’s (or the Stockholders’ Representative’s, as applicable) address or facsimile number as set forth below.

(a) If to Parent or Merger Sub, or to the Company after the Closing, addressed to it at:

Deltek, Inc.

13880 Dulles Corner Lane

Herndon, Virginia 20191

Fax: (703) 880-0260

Attn: David Schwiesow, Esq.

With a copy to:

DLA Piper LLP (US)

6225 Smith Avenue

Baltimore, Maryland 21209

Fax: (410) 580-4120

Attention: Wm. David Chalk, Esq.

(b) If to the Company prior to the Closing, addressed to it at:

INPUT, Inc.

11720 Plaza America Drive

Suite 1200

Reston, Virginia 20190

Fax: (703) 707-6201

Attention: Kevin Gates, SVP Finance and Administration

With a copy to:

Morrison & Foerster LLP

1650 Tysons Boulevard

Suite 400

McLean, Virginia 22102

Fax: (703) 760-7777

Attention: Thomas J. Knox, Esq.

(c) If to the Stockholders’ Representative, addressed to it at:

Peter A. Cunningham

PO Box 30998

#725 Britannia Drive

Grand Cayman KY1-1204

Cayman Islands

Fax: (345) 945-4997

With a copy to:

Morrison & Foerster LLP

1650 Tysons Boulevard

Suite 400

McLean, Virginia 22102

Fax: (703) 760-7777

Attention: Thomas J. Knox, Esq.

Each of the Stockholders’ Representative and any Party may change the address to which notices, requests, demands, claims and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

Section 11.08 Governing Law. This Agreement shall be governed by and construed in accordance with the domestic laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

Section 11.09 Jurisdiction; Waiver of Jury Trial. Except for disputes to be resolved under Section 1.09 or Section 6.04(a)(iii), the Parties agree that any Proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the Transactions shall be brought in any federal court located in the Commonwealth of Virginia or any Virginia state court with jurisdiction over Fairfax County, Virginia, and each of the Parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any Proceeding and irrevocably waives, to the fullest extent permitted by Applicable Law, any objection that it may now or hereafter have to the laying of the venue of any such Proceeding in any such court or that any such Proceeding brought in any such court has been brought in an inconvenient forum. Process in any such Proceeding may be served on any Party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each Party agrees that service of process on such Party as provided in Section 11.07 shall be deemed effective service of process on such Party. EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS.

Section 11.10 Amendments and Waivers. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by each of the Parties. No waiver by any Party of any provision of this Agreement or any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be valid unless the same shall be in writing and signed by the Party making such waiver, nor shall such waiver be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

Section 11.11 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

Section 11.12 Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event that an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. The Parties intend that each representation, warranty and covenant contained herein shall have independent significance. Any reference in this Agreement to a statute shall be to such statute, as amended from time to time, and to the rules and regulations promulgated thereunder. When reference is made in this Agreement to an Exhibit, Appendix, Article, Section or subsection, such reference shall be to an Exhibit, Appendix, Article, Section or subsection to or of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation”.

Section 11.13 Specific Performance. The Parties hereto agree that if, on or prior to the Closing Date, any of the provisions of this Agreement or any other document contemplated by this Agreement were not performed in accordance with their specific terms or were otherwise breached, irreparable damage would occur, no adequate remedy at law would exist and damages would be difficult to determine; and, therefore, prior to the Closing Date, the Parties shall be entitled to specific performance of the terms hereof and thereof, in addition to any other remedy at law or in equity.

[Signatures on Following Page(s)]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

COMPANY:

INPUT, Inc., a Delaware corporation

By:	/s/ Peter A. Cunningham

Name:	Peter A. Cunningham

Title:	Chairman

PARENT:

Deltek, Inc., a Delaware corporation

By:	/s/ Kevin T. Parker

Name:	Kevin T. Parker
Title:	President and Chief Executive Officer

MERGER SUB:

Deltek Holdings, LLC, a Delaware limited liability company

By:	Deltek, Inc., a Delaware corporation, its Sole Member

By:	/s/ Kevin T. Parker

Name:	Kevin T. Parker
Title:	President and Chief Executive Officer

STOCKHOLDERS’ REPRESENTATIVE

Peter A. Cunningham, solely in his capacity as the Stockholders’ Representative

/s/ Peter A. Cunningham